EXHIBIT 2.2

STOCK PURCHASE AGREEMENT
BETWEEN
CNS CORPORATION
AND
NATIONAL WESTERN LIFE INSURANCE COMPANY
DATED AS OF OCTOBER 3, 2018

TABLE OF CONTENTS

ARTICLE I DEFINITIONS			1

SECTION	1.1.	Definitions	1

ARTICLE II PURCHASE OF THE SHARES			13

SECTION	2.1.	Purchase and Sale of Ozark Shares and N.I.S. Shares	13
SECTION	2.2.	Closing	14
SECTION	2.3.	Closing Deliveries	14
SECTION	2.4.	Payments at Closing	15
SECTION	2.5.	Post-Closing Adjustment Payments	16
SECTION	2.6.	Earn-Out Payment	19

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER			21

SECTION	3.1.	Organization, Standing and Corporate Power	21
SECTION	3.2.	Ozark Capital Structure	21
SECTION	3.3.	N.I.S. Capital Structure	22
SECTION	3.4.	Ownership Interests	23
SECTION	3.5.	Authority	23
SECTION	3.6.	Noncontravention; Consents	23
SECTION	3.7.	Financial Statements; Internal Controls	23
SECTION	3.8.	Ozark Reserves	25
SECTION	3.9.	No Undisclosed Liabilities	26
SECTION	3.10.	Absence of Certain Changes or Events	26
SECTION	3.11.	Employees and Benefit Plans	26
SECTION	3.12.	Taxes	30
SECTION	3.13.	Compliance with Applicable Laws	33
SECTION	3.14.	Litigation	34
SECTION	3.15.	Contracts	35
SECTION	3.16.	Insurance Regulatory Matters	37
SECTION	3.17.	Insurance Contracts	37
SECTION	3.18.	Reinsurance Ceded and Assumed	38
SECTION	3.19.	Producers	39
SECTION	3.20.	Environmental Matters	39
SECTION	3.21.	Intellectual Property; Information Technology	40
SECTION	3.22.	Operations Insurance	42
SECTION	3.23.	Properties	42
SECTION	3.24.	Books and Records	43
SECTION	3.25.	Privacy and Security Matters; Access to Consumer Information	43
SECTION	3.26.	Investment Assets	44

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SECTION	3.27.	Broker-Dealer	45
SECTION	3.28.	Sufficiency of Assets	46
SECTION	3.29.	Brokers	46

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER			46

SECTION	4.1.	Organization and Standing	46
SECTION	4.2.	Authority	46
SECTION	4.3.	Noncontravention; Consents	47
SECTION	4.4.	Compliance with Applicable Laws	47
SECTION	4.5.	Purchase Not for Distribution	48
SECTION	4.6.	Litigation	48
SECTION	4.7.	Brokers	48
SECTION	4.8.	Sufficient Funds	48

ARTICLE V COVENANTS			48

SECTION	5.1.	Conduct of Business of the Companies	48
SECTION	5.2.	Access to Information; Confidentiality	52
SECTION	5.3.	Reasonable Best Efforts	52
SECTION	5.4.	Consents, Approvals and Filings	52
SECTION	5.5.	Public Announcements	54
SECTION	5.6.	Related Party Agreements	54
SECTION	5.7.	Further Assurances	55
SECTION	5.8.	Access to Books and Records	55
SECTION	5.9.	Delivery of Books and Records	56
SECTION	5.10.	D&O Liabilities	56
SECTION	5.11.	Non-Competition	56
SECTION	5.12.	Non-Solicitation	57
SECTION	5.13.	Employee Matters	58
SECTION	5.14.	Notice of Certain Events	59
SECTION	5.15.	Release of Claims	59
SECTION	5.16.	Interim Financial Statements and Reports	60
SECTION	5.17.	Investment Assets	60
SECTION	5.18.	Agency Agreements	60

ARTICLE VI CONDITIONS PRECEDENT			60

SECTION	6.1.	Conditions to Each Party's Obligations	60
SECTION	6.2.	Conditions to Obligations of Buyer	61
SECTION	6.3.	Conditions to Obligations of Seller	62

ARTICLE VII INDEMNIFICATION			62

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SECTION	7.1.	Survival of Representations, Warranties and Covenants	62
SECTION	7.2.	Indemnification	63
SECTION	7.3.	Certain Limitations	64
SECTION	7.4.	Definitions	64
SECTION	7.5.	Procedures for Third Party Claims	65
SECTION	7.6.	Direct Claims	66
SECTION	7.7.	Additional Indemnification Procedures	66
SECTION	7.8.	Release of Escrow Funds	67
SECTION	7.9.	Sole Remedy	67

ARTICLE VIII TAX MATTERS			67

SECTION	8.1.	Indemnification for Taxes	67
SECTION	8.2.	Filing of Tax Returns	68
SECTION	8.3.	Tax Refunds	69
SECTION	8.4.	Conveyance Taxes	70
SECTION	8.5.	Tax Audits and Cooperation	70
SECTION	8.6.	Miscellaneous	71

ARTICLE IX TERMINATION PRIOR TO CLOSING			73

SECTION	9.1.	Termination of Agreement	73
SECTION	9.2.	Effect of Termination	73

ARTICLE X GENERAL PROVISIONS			73

SECTION	10.1.	Fees and Expenses	74
SECTION	10.2.	Notices	74
SECTION	10.3.	Interpretation	74
SECTION	10.4.	Entire Agreement; Third Party Beneficiaries	75
SECTION	10.5.	Governing Law	75
SECTION	10.6.	Assignment	75
SECTION	10.7.	Jurisdiction; Enforcement	76
SECTION	10.8.	Severability; Amendment; Modification; Waiver	77
SECTION	10.9.	Certain Limitations	77
SECTION	10.10.	Counterparts	77
SECTION	10.11.	No Recourse	78

EXHIBIT A - Form of Escrow Agreement
EXHIBIT B - Form of Transition Services Agreement

ANNEX A - Adjusted Initial Amount

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STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT is dated October 3, 2018 (this “Agreement”) among CNS Corporation, a Missouri corporation (“Seller”), and National Western Life Insurance Company, a Colorado stock life insurance company (the “Buyer”).
Seller owns (a) one hundred percent (100%) of the issued and outstanding shares of common stock, par value $15,000.00 per share (the “Ozark Shares”), of Ozark National Life Insurance Company, a Missouri stock life insurance company (“Ozark”), and (b) one hundred percent (100%) of the issued and outstanding shares of common stock, par value $1.00 per share (the “N.I.S. Shares,” and collectively with the Ozark Shares, the “Shares”), of N.I.S. Financial Services, Inc., a Missouri corporation (“N.I.S.”). Ozark and N.I.S. are sometimes individually referred to as a “Company” and collectively as the “Companies.”
Upon the terms and subject to the conditions set forth in this Agreement, (a) Seller desires to sell to Buyer, and Buyer desires to acquire from Seller, all of the Ozark Shares, (b) Seller desires to sell to Buyer, and Buyer desires to acquire from Seller, all of the N.I.S. Shares, and (c) the parties desire that the Individual Agent Agency Agreements (as defined below) be assigned by Seller to Ozark, and that the related Agency Agreement (as defined below) be terminated.
In consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties therefore agree as follows:
ARTICLE I
DEFINITIONS

SECTION 1.1        Definitions. For purposes of this Agreement, the following terms have the respective meanings set forth below:

“Action” means (i) any civil, criminal or administrative action, suit, claim, litigation, arbitration proceeding or similar proceeding or (ii) any examination, investigation or written inquiry by a Governmental Entity other than any examination by a Tax Authority (including a Tax audit), in each case, other than complaint activity by or on behalf of policyholders or customers unless and until any such policyholder or customer complaint activity results in any civil, criminal or administrative action, suit, claim, litigation, arbitration proceeding or similar proceeding, in which case it shall, without duplication, be treated as an Action hereunder.
“Adjusted Initial Amount” means an amount equal to: (A) the Ozark Base Price plus (if positive) or minus the absolute value of (if negative) the difference of the Ozark Estimated Closing Statutory Value minus the Ozark Reference Statutory Value, plus (B) the N.I.S. Base Price plus (if positive) or minus the absolute value of (if negative) the difference of the N.I.S. Estimated Closing Working Capital minus the N.I.S. Reference Working Capital. An example of the Adjusted Initial Amount calculation is attached as Annex A; provided that the parties hereto acknowledge that such example is for illustrative purposes only and that the amounts included in the actual calculation of the Adjusted Initial Amount pursuant to this Agreement may differ from the amounts included in such example.

“Adjustment Amount” means an amount equal to: (i) the Ozark Closing Statutory Value minus (ii) the Ozark Estimated Closing Statutory Value plus (iii) the N.I.S. Closing Working Capital minus (iv) the N.I.S. Estimated Closing Working Capital.
“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person, and the term “Affiliated” shall have a correlative meaning. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, through the ownership of voting securities, by contract, or otherwise, and the terms “controlling” and “controlled” have the meanings correlative to the foregoing. Unless otherwise specified herein, each Company shall be deemed an “Affiliate” of Seller (and not Buyer) at and prior to the Closing Date, and shall be deemed an “Affiliate” of Buyer (and not Seller) from and after the Closing Date.
“Agency Agreement” means the Agency Agreement, dated September 22, 2015, by and between Seller and Ozark.
“Aggregate Escrow Consideration” means an amount equal to (a) the Indemnification Escrow Consideration, plus (b) the Earn-Out Escrow Consideration.
“Annual Echo Premiums” means, for any period of time, gross annualized premiums for all policies issued by Ozark during such period that are still in a premium paying status as of the end of such period.
“Annuity Contract” means any Insurance Contract that constitutes or is intended to constitute an annuity contract under Applicable Law.
“Applicable Law” means, with respect to any Person, any law (including common law), statute, ordinance, written rule or regulation, order, injunction, judgment, decree, constitution or treaty enacted, promulgated, issued, enforced or entered by any Governmental Entity applicable to such Person or such Person's businesses, properties or assets, as may be amended from time to time.
“Applicable Rate” means an interest rate equal to the United States Prime Rate as published from time-to-time in the Eastern print edition of the Wall Street Journal on the day that is three (3) Business Days preceding the date the Final Adjustment Statement is finalized pursuant to Section 2.5(c).
“Assumed Earn-Out Closing Date” means the later of the Closing Date or January 1, 2019.
“Books and Records” means all written or electronic accounts, ledgers and records (including computer generated, recorded or stored records) of the Companies, whether or not in the custody of the Companies, Seller or any Seller's Affiliate, including customer lists, contract forms, applications, enrollment forms, policy information, policyholder information, claim records, sales records, underwriting records, administrative, pricing, underwriting, claims handling and reserving manuals, corporate and accounting, reinsurance and other records (including the books of account and other records), Tax records (including Tax Returns), disclosure and other documents and filings required under Applicable Law, financial records, minute books, stock registers, and compliance records relating to the Companies, including any database, magnetic or optical media and any other form of recorded, computer generated or stored information or process relating to the operations of the Companies; provided, however, that Books and Records does not include the physical copies of financial and operational reports provided to Seller in the ordinary course of business.
“Business Day” means any day other than a Saturday, a Sunday or any other day on which banking institutions in Austin, Texas or Kansas City, Missouri are required or authorized by Applicable Law to be closed.
“Buyer Disclosure Schedule” means the disclosure schedule (including any attachments thereto) delivered by Buyer to Seller contemporaneously with the execution and delivery of, and constituting a part of, this Agreement.
“Buyer Party” means Buyer and any Affiliate of Buyer that is a party to any Transaction Agreement.
“COBRA” means Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code.
“Code” means the Internal Revenue Code of 1986, as amended.
“Companies” has the meaning set forth in the recitals of this Agreement.
“Company” has the meaning set forth in the recitals of this Agreement.
“Company Benefit Plan” means each Employee Benefit Plan maintained, established or contributed to by the Companies in which any Company Employee participates or that otherwise covers or benefits any Company Employee (or their dependents or beneficiaries), including the customs, practices, policies and arrangements of the Companies relating to such Employee Benefit Plans that are set forth on Section 3.11(a) of the Seller Disclosure Schedule.
“Company Employee” means each individual who is or was employed by the Companies and any employee of Seller or any of its Affiliates (other than the Companies) who provides services to the Companies (specifically excluding any independent contractor or statutory employee of Seller of any of its Affiliates); provided, that, for purposes of Section 5.13, the term “Company Employee” means only (i) a Person who is listed in Section 3.11(h) of the Seller Disclosure Schedule and (ii) a Person hired to replace a Company Employee listed in Section 3.11(h) of the Seller Disclosure Schedule whose employment is terminated after the date hereof, with the replacement to be identified on a schedule to be provided by Seller to Buyer at least five (5) days prior to the Closing Date.
“Computer Programs” means current versions of existing and available retired (i) computer programs, including all object code and all source code other than open source code, all executables and run books (and related Contracts with escrow agents), (ii) software databases, including structures, format, procedures and associated documentation for the organization, storage and sorting of information, (iii) available descriptions, specifications, flow-charts, templates, maps and any other work product used to design, plan, organize and develop each of (i)-(ii), and (iv) documentation, including design and development artifacts, test data and scripts, user manuals, system documentation, operations manuals/instructions and training materials, relating to each of (i)-(iii).
“Confidentiality Agreement” means the mutual nondisclosure agreement, dated October 10, 2017, by and among Buyer, Seller, Ozark and N.I.S.
“Consolidated Returns” means any and all Tax Returns of the Seller Group.
“Data Input Inaccuracies” means inaccuracies or omissions in (i) the inputting of factual data, including data (and omission of data) relating to the inventory of Insurance Contracts in force, the terms of such Insurance Contracts, the relevant information related to the owners, annuitants or insureds of such Insurance Contracts, the Reserves, Investment Assets of the Companies (as applicable), and transactions related thereto, or (ii) the coding, compilation or aggregation of such factual data, in either case other than omissions in the factual data inputs resulting from reasonable judgments made by an actuary or other financial professional employed or engaged by or for the benefit of the Companies as to the scope of factual data inputs (or omissions of factual data inputs).
“Earn-Out Escrow Consideration” means an amount in cash equal to $5,000,000.
“Employee Benefit Plan” means a written or unwritten plan, policy, program, agreement and arrangement, whether covering a single individual or a group of individuals, that is (i) an “employee benefit plan” within the meaning of Section 3(3) of ERISA, (ii) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan or arrangement, or (iii) any other employment, severance, deferred-compensation, retirement, welfare-benefit, bonus, retention, termination, change in control, incentive or fringe benefit plan, policy, program, agreement or arrangement.
“Environmental Law” means any Applicable Law of the United States federal, state, local, or other Governmental Entity, relating to (A) Releases or threatened Releases of Hazardous Substances or materials containing Hazardous Substances; (B) the manufacture, handling, transport, use, treatment, storage, emission, discharge, or disposal of Hazardous Substances or materials containing Hazardous Substances; or (C) pollution or protection of the environment or of human health and safety as such is affected by Hazardous Substances or materials containing Hazardous Substances.
“Environmental Permits” means any Permit, consent, license, registration, approval, notification or any other authorization pursuant to any Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means The Bank of New York Mellon, a New York banking corporation.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“FINRA” means the Financial Industry Regulatory Authority, Inc.
“Fraud” means a claim for common law fraud with a specific intent to deceive based on a statement of material fact or with reckless disregard as to the accuracy or inaccuracy of a statement of material fact; provided that, at the time such statement of material fact was made (i) such statement of material fact was inaccurate, (ii) the party making such statement of material fact had knowledge of the inaccuracy of such statement of material fact or the party making such statement of material fact did so with reckless disregard as to the accuracy of such statement of material fact, and (iii) the other party acted in reliance on such inaccurate statement of material fact and suffered any Loss as a result of such statement of material fact.
“GAAP” means generally accepted accounting principles in the United States of America.
“Governmental Entity” means any court or governmental authority, agency or regulatory body of the United States of America, any domestic state, or a foreign country, or any political subdivision or agency thereof, or any self-regulatory body (including FINRA), securities exchange or other administrative agency.
“Hazardous Substances” means (A) those substances, materials or wastes defined as toxic, hazardous, acutely hazardous, pollutants or contaminants in, or regulated under, the following United States federal statutes and any analogous state Applicable Law, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (B) petroleum and petroleum products, including crude oil and any fractions thereof; (C) natural gas, synthetic gas, and any mixtures thereof; and (D) polychlorinated biphenyls, friable asbestos, molds that would reasonably be expected to have an adverse effect on human health and urea formaldehyde foam insulation.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Indemnification Escrow Consideration” means an amount in cash equal to $20,000,000.
“Individual Agent Agency Agreements” means the agency agreements between Seller and the individual agents of Ozark's business.
“Insurance Contract” means any life insurance policy or contract, or any annuity contract or certificate, and includes all policies, binders, slips, certificates, annuity contracts and participation agreements and other agreements of insurance, and reinsurance agreements, whether individual or group (including all applications, supplements, endorsements, riders, amendments and ancillary agreements in connection therewith) written by or assumed by Ozark.
“Insurance Regulator” means, with respect to any jurisdiction, the Governmental Entity primarily charged with the supervision of insurance companies in such jurisdiction.
“Intellectual Property” means any or all of the following: (i) trademarks, service marks, trade dress, and any pending applications and registrations therefor now or hereafter in force, and all goodwill related thereto; (ii) trade names, corporate names, assumed names or fictitious names and any registrations therefor now or hereafter in force; (iii) domain names and any registrations therefor now or hereafter in force, including access to the codes necessary to transfer such domain registrations; (iv) copyrights and any registrations or applications therefor now or hereafter in force; (v) Computer Programs; (vi) patents and patent applications, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues thereof now or hereafter in force; (vii) know-how and trade secrets under Applicable Law; and (viii) in each case, all administrative and legal rights arising therefrom and relating thereto.
“Investment Assets” means assets acquired for investment or hedging purposes, including any interest in any bonds, notes, debentures, mortgage loans, real estate, instruments of indebtedness, stocks, partnership or joint venture interests and such equity interests, certificates issued by or interests in trusts, derivatives or other assets acquired for investment or hedging purposes.
“IT Systems” means the Computer Programs, hardware, software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment owned, leased or licensed by the Companies.
“Knowledge” means the actual knowledge after reasonable inquiry of (i) with respect to Seller, the directors and officers of the Seller, and (ii) with respect to Buyer, the directors and officers of the Buyer.
“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, asserted or not asserted, absolute or contingent, fixed or unfixed, matured or unmatured, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise.
“Life Insurance Contract” means any Insurance Contract that constitutes or is intended to constitute a life insurance contract under Applicable Law.
“Material Adverse Effect” means any fact, circumstance, condition, event, development, occurrence, change or effect that has, or would reasonably be expected to have, individually or in the aggregate, (a) a materially adverse effect on the business, operations, results of operations or condition (financial or otherwise) of the Companies; (b) a material adverse effect on the ability of Seller to perform its obligations under this Agreement or to consummate the transaction contemplated by this Agreement; or (c) a material reduction in the aggregate fair market value of the Investment Assets included on Section 3.26(a)(i) of the Seller Disclosure Schedule (excluding any assets included in the Ozark Special Dividend or the N.I.S. Special Dividend) between the dates reflected therein and the date of the schedule delivered pursuant to Section 5.17, in each case, as evidenced by such schedules, but excluding any such effect described in clauses (a) and (b) and (c) above to the extent resulting from or arising out of (i) changes in general political, economic or securities or financial market conditions (including changes in interest rates or changes in equity prices); (ii) any matter affecting the markets in which the Companies participate generally; (iii) any change or proposed change in GAAP, SAP or Applicable Law or in the enforcement, implementation or interpretation thereof; (iv) natural catastrophe events, hostilities, acts of war (whether or not declared) or terrorism, or any escalation or worsening thereof; (v) the public announcement of the transactions contemplated hereby; or (vi) any of the actions taken by Seller or the Companies pursuant to this Agreement, including without limitation, the Pre-Closing Transactions and any actions taken (or omitted to be taken) in conformity with Section 5.1 or with the written consent of or at the written request of Buyer; except in the case of clauses (i), (ii) and (iii), to the extent such changes or effects affect the Companies in a disproportionate manner relative to such other participants in the businesses and industries in which the Companies operate.
“NAIC” means the National Association of Insurance Commissioners.
“N.I.S. Accounting Principles” means GAAP in effect as of the date hereof applied in a manner consistent with the principles, practices and methodologies used by N.I.S. in the preparation of the N.I.S. Reference Balance Sheet.
“N.I.S. Base Price” means $30,000,000.
“N.I.S. Closing Working Capital” means (i) the current assets of N.I.S. as of the Closing Date, minus (ii) the restricted cash of N.I.S. as of the Closing Date, minus (iii) the current liabilities of N.I.S. as of the Closing Date. For the avoidance of doubt, the calculation of the N.I.S. Closing Working Capital shall exclude the value of the assets to be distributed in the N.I.S. Special Dividend.
“N.I.S. Reference Working Capital” means $2,250,000.
“Organizational Documents” means any certificate of incorporation, articles of incorporation, certificate of formation, bylaws, operating agreement or any other similar governing document of a Person.
“Ozark Accounting Principles” means SAP in effect as of the date hereof applied in a manner consistent with the principles, practices and methodologies used by Ozark in the preparation of the Ozark Reference Balance Sheet.
“Ozark Base Price” means $173,054,520.

“Ozark Closing Statutory Value” means an amount equal to: (i) the capital and surplus of Ozark as of the Closing Date as would be required to be reflected in line 38, column 1 in the “Liabilities, Surplus and Other Funds” section of the 2017 NAIC Annual Statement Blank or the successor to such line number, plus (ii) the asset valuation reserve of Ozark as of the Closing Date as would be required to be reflected in line 24.01, column 1 in the “Liabilities, Surplus and Other Funds” section of the 2017 NAIC Annual Statement Blank or the successor to such line number, minus (iii) the admitted net deferred tax asset of Ozark as of the Closing Date as would be required to be reflected in line 18.2, column 3 in the “Assets” section of the 2017 NAIC Annual Statement Blank or the successor to such line number. For the avoidance of doubt, the calculation of the Ozark Closing Statutory Value shall exclude the value of the assets to be distributed in the Ozark Special Dividend.
“Ozark Reference Statutory Value” means $39,085,057.
“Permitted Lien” means, with respect to any asset, any: (i) carriers', mechanics', materialmens' or similar Lien with respect to amounts not yet due which do not interfere in any material respect with the conduct of the business of the applicable Company as it is currently conducted; (ii) Lien related to deposits required by Applicable Law to be made to any Insurance Regulator; (iii) Lien for Taxes, assessments or other charges levied by a Governmental Entity not yet due and payable or due and payable but not delinquent or the amount or validity of which is being contested in good faith and for which adequate reserves are set forth in the financial statements of the applicable Company; (iv) title and ownership interests of the lessor in any property that is leased to the applicable Company, rights of lessor under any capital or operating lease, and any Lien on the underlying leased property that secures any liability of the lessor to a third party; (v) Lien or other imperfection of title that either (a) does not materially detract from the current value or materially interfere with the current use of the properties or rights affected thereby, or (b) is of record; (vi) statutory Liens arising or incurred in the ordinary course of business in connection with workers' compensation, unemployment insurance, old age pensions, and social security benefits for payments that are not delinquent and are recorded in the financial statements of the applicable Company; (vii) all matters that would be shown by a survey of each parcel of the Real Property as of the date hereof; (viii) all matters that would be shown by a title commitment or examination of the Real Property as of the date hereof; (ix) any Lien that is released at or prior to the Closing; or (x) any other Lien that arises in the ordinary course of business that is not, individually or in the aggregate with any other Lien, material in amount and does not, individually or in the aggregate with any other Lien, materially interfere with or impair the value or use of the owned or leased asset.
“Person” means an individual, corporation, partnership, joint venture, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity.
“Post-Closing Tax Periods” means any and all Tax periods that begin on the day after the Closing Date and the portion of any Straddle Period beginning on the day after the Closing Date.

“Pre-Closing Tax Periods” means any and all Tax periods that end on or before the Closing Date and the portion of any Straddle Period ending at the end of day on which the Closing occurs.
“Pre-Closing Transactions” mean the Ozark Special Dividend and the N.I.S. Special Dividend.
“Producer” means any producer, broker, agent, general agent, managing general agent, master broker agency, broker general agency, financial specialist or other Person responsible for marketing, soliciting or producing Insurance Contracts.
“Post-Closing Renewal Premium Amount” means the aggregate amount of renewal premiums received by Ozark for calendar years 2019, 2020 and 2021 on all Insurance Contracts inforce prior to the Assumed Earn-Out Closing Date, as reported in Row 19.4 Exhibit 1, Part 1 of Ozark’s Annual Statement (or any successor line item reporting such information if the form of such Annual Statement is amended or modified) for those respective years and adjusted to exclude renewal premiums received with respect to Insurance Contracts placed in force following the Assumed Earn-Out Closing Date.
“Purchase Price” means (a) the Ozark Purchase Price, plus (b) the N.I.S. Purchase Price.
“Release” means any release, spilling, leaking, pumping, pouring, discharging, emitting, emptying, escaping, leaching, injecting, dumping, disposing or migrating into the environment or migrating into indoor spaces.
“Renewal Retention Ratio” means a percentage equal to the quotient of (a) the Post-Closing Renewal Premium Amount, divided by (b) $206,880,534.00.
“Renewal Retention Ratio Determination Date” means the date of filing by Ozark of its 2021 Annual Statement.
“Representative” means any Person's Affiliates, or its or its Affiliates' directors, officers, employees, agents, advisors, attorneys, accountants, consultants and representatives.
“Reserves” means all reserves and other liabilities for claims, benefits, losses (including incurred but not reported losses and losses in the course of settlement), expenses and unearned premium arising under or in connection with an Insurance Contract.
“SAP” means statutory accounting practices and procedures prescribed by the appropriate NAIC Accounting Practices and Procedures Manual and any other practices and procedures prescribed by the Insurance Regulator of Ozark, consistently applied.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.

“Seller Disclosure Schedule” means the disclosure schedule (including any attachments thereto) delivered by Seller to Buyer contemporaneously with the execution and delivery of, and constituting a part of, this Agreement.
“Seller Group” means (i) the “affiliated group” as defined in Section 1504(a) of the Code of which Seller is the common parent, and (ii) with respect to each state, local or foreign jurisdiction in which Seller or any of its current Subsidiaries files a consolidated, combined or unitary Tax Return and in which the Companies are or are required to be included, the group with respect to which such Tax Return is filed.
“Statutory Book Value” means with respect to any Investment Asset, as of any date, the dollar amount thereof as would be set forth, as of such date, in the statement of annual condition in the statutory financial statements of Ozark (assuming such date was the end of an annual period) determined in accordance with SAP.
“Straddle Period” means any Tax period that includes, but does not end on, the Closing Date.
“Subsidiary” of any Person at the time in question means another Person more than fifty percent (50%) of the total combined voting power of all classes of capital stock or other voting interests of which, or more than fifty percent (50%) of the equity securities of which, is at such time owned directly or indirectly by such first Person.
“Tax” (and, with correlative meaning, “Taxes”) means (a) any federal, state, local or foreign tax, charge, fee, duty (including customs duty), levy or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, goods and services, consumption, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee's income withholding, other withholding, unemployment or social security or other tax of whatever kind that is imposed or otherwise asserted by any Governmental Entity, but not including any guarantee fund assessment, and (b) any interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph, whether or not disputed or otherwise at issue.
“Tax Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection, or other imposition of any Taxes.
“Tax Return” means any return, report, information, filing, document or similar statement required to be filed with a Governmental Entity with respect to the determination, assessment, collection, or imposition of any Tax or otherwise related to Taxes, including any schedule, attachment, information return, claim for refund, amended return, or declaration of estimated Tax.

“Tax Sharing Agreement” means all agreements providing for the allocation of federal income Taxes shown on the Consolidated Return between a Company and Seller or any Affiliate of Seller.
“Transaction Agreements” means this Agreement, the Escrow Agreement, and the Transition Services Agreement.
“Transaction Expenses” means, with respect to any party hereto, without duplication, all liabilities (except for any Taxes, including Conveyance Taxes) incurred by such party for fees, expenses, costs or charges as a result of the contemplation, negotiation, efforts to consummate or consummation of the transactions contemplated by this Agreement, including any fees and expenses of investment bankers, attorneys, accountants or other advisors, and any fees payable by such party to Governmental Entities or other third party, in each case, in connection with the consummation of the transactions contemplated by this Agreement.
“Treasury Regulations” means all proposed, temporary and final regulations promulgated under the Code, as such regulations may be amended from time to time.
“Unclaimed Property Matters” means any and all matters to the extent arising out of or reflecting (i) the use or non-use of the Social Security Death Master File in the administration of the Insurance Contracts, (ii) amounts of unclaimed property or escheat obligations relating to the Insurance Contracts or the Companies, including, without limitation, in respect of unclaimed life insurance or annuity benefits, account values or other benefits and amounts payable to beneficiaries or any other Persons under the Insurance Contracts or otherwise, or (iii) any audit or investigation by or on behalf of any Governmental Entity or third party relating to the foregoing.
“Variable Insurance Contract” means an Insurance Contract the policy value of which varies with the investment performance of a separate account or sub account thereof.
In addition, the following terms shall have the respective meanings set forth in the following sections of this Agreement:

Term	Section

Acquired Business	5.11(c)(iii)
Adjustment Report	2.5(c)(v)
ADSP	8.6(d)
Agreed Allocation	8.6(d)
Agreement	Preamble
Assumed Reinsurance Contracts	3.18(a)
Burdensome Condition	5.4(e)
Buyer	Preamble
Buyer Fundamental Representation	7.1(a)
Buyer Indemnified Persons	7.2(a)
Buyer's Allocation	8.6(d)

Ceded Reinsurance Contracts	3.18(a)
Closing	2.2
Closing Date	2.2
Company (ies)	Recitals
Company Business Assets	3.23(a)
Company Incentive Award	5.13(d)
Company Intellectual Property Rights	3.21(a)
Competing Business	5.11(a)
Condition Satisfaction	2.2
Consumer Privacy Information	3.25(a)
Contracts	3.15(a)
Conveyance Taxes	8.4
Covered Employee	5.13(a)
Deductible	7.3(a)
Dispute Notice	2.5(c)(ii)
Earn-Out Payment	2.6(b)
Escrow Fund	2.4(b)
Escrow Agreement	2.4(b)
Escrow Termination Date	7.8
Final Adjustment Amount	2.5(c)(viii)
Final Adjustment Statement	2.5(b)
FINRA Rules	3.27(a)
GAAP Financial Statements	3.7(a)
Inactive Employee	5.13(a)
Indemnifiable Losses	7.4(iii)
Indemnitee	7.4(i)
Indemnitor	7.4(ii)
Independent Accounting Firm	2.5(c)(iv)
Investment Guidelines	3.26(b)
Leased Real Property	3.23(d)
Leases	3.23(d)
Liens	3.2(a)
Missouri Court	10.7(a)
N.I.S.	Recitals
N.I.S. Estimated Balance Sheet	2.4(a)
N.I.S. Estimated Closing Working Capital	2.4(a)
N.I.S. Final Balance Sheet	2.5(c)(viii)
N.I.S. Final Closing Working Capital	2.5(c)(viii)
N.I.S. Purchase Price	2.1
N.I.S. Reference Balance Sheet	3.7(a)
N.I.S. Shares	Recitals
N.I.S. Special Dividend	5.1(b)
N.I.S. Subject Balance Sheet	2.5(b)
Order	3.14
Outside Date	9.1(b)
Owned Real Property	3.23(d)

Ozark	Recitals
Ozark Estimated Balance Sheet	2.4(a)
Ozark Estimated Closing Statutory Value	2.4(a)
Ozark Final Balance Sheet	2.5(c)(viii)
Ozark Final Closing Statutory Value	2.5(c)(viii)
Ozark Purchase Price	2.1
Ozark Reference Balance Sheet	3.7(b)
Ozark Shares	Recitals
Ozark Special Dividend	5.1(b)
Ozark Subject Balance Sheet	2.5(b)
Permits	3.13(b)
Privacy and Security Rules	3.25(a)
Real Property	3.23(d)
Reinsurance Contracts	3.18(a)
Related Parties	10.11
Related Party Agreements	3.15(c)
Released Company Matters	5.15
Released Company Party	5.15
Releasing Seller Party	5.15(a)
Review Period	2.5(c)(i)
Section 338(h)(10) Elections	8.6(c)
Schedule Supplement	10.3
Scheduled Company Intellectual Property	3.21(a)
Scheduled Employee	5.13(a)
Seller	Preamble
Seller Benefit Plan	5.13(c)
Seller Fundamental Representation	7.1(a)
Seller Indemnified Persons	7.2(b)
Shares	Recitals
Statutory Statements	3.7(b)
Subject Balance Sheets	2.5(b)
Subsequent GAAP Financial Statements	5.16(a)
Subsequent SAP Financial Statements	5.16(a)
Subsequent Statutory Financial Statements	5.16(b)
Tax Matters	8.5(a)
Tax Refund	8.3(a)
Third Party Claim	7.4(iv)
Transition Services Agreement	5.6

ARTICLE II
PURCHASE OF THE SHARES

SECTION 2.1        Purchase and Sale of Ozark Shares and N.I.S. Shares. Upon the terms and subject to the conditions of this Agreement, (a) Seller shall sell to Buyer, and Buyer shall purchase from Seller, all of the Ozark Shares, free and clear of any Liens, and Seller shall cause each of the Individual Agent Agency Agreements (agreed by the Parties to have an allocated value of $200,000) to be assigned by Seller to Ozark and shall cause the related Agency Agreement to be terminated (as agreed to by the parties), all in exchange for an aggregate purchase price (the “Ozark Purchase Price”) payable by Buyer to Seller in cash equal to the Ozark Base Price, as adjusted pursuant to Sections 2.4 and 2.5, and (b) Seller shall sell to Buyer, and Buyer shall purchase from Seller, all of the N.I.S. Shares, free and clear of any Liens, for an aggregate purchase price (the “N.I.S. Purchase Price”) payable by Buyer to Seller in cash equal to the N.I.S. Base Price, as adjusted pursuant to Sections 2.4 and 2.5.

SECTION 2.2.        Closing. The closing of the purchase and sale of the Ozark Shares and the N.I.S. Shares and the other transactions contemplated by this Agreement that are to occur on or prior to the closing (the “Closing”) shall take place at the offices of Stinson Leonard Street LLP, 1201 Walnut Street, Suite 2900, Kansas City, Missouri 64106 at 10:00 a.m., Kansas City time, on (i) the last Business Day of the month in which all the conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) in accordance with this Agreement (the “Condition Satisfaction”) or (ii) if the Condition Satisfaction occurs less than five (5) Business Days prior to the last Business Day of such month, then the Closing shall take place on the last Business Day of the month immediately following the month in which the Condition Satisfaction occurs, in each case provided that all conditions set forth in Article VI are satisfied or waived at the Closing, unless another date, time or place is agreed to in writing by the parties. Upon the occurrence of the Closing, the date and time that the Closing shall become effective shall be 11:59:59 p.m., Kansas City time on the date on which the Closing occurs (such date and time are referred to as the “Closing Date”).

SECTION 2.3.        Closing Deliveries.

(a)    Seller's Closing Deliveries. At the Closing, Seller shall deliver or cause to be delivered to Buyer:

(i)certificates representing the Ozark Shares, duly endorsed in blank or accompanied by sufficient instruments of transfer and bearing all requisite stock transfer stamps;

(ii)certificates representing the N.I.S. Shares, duly endorsed in blank or accompanied by sufficient instruments of transfer and bearing all requisite stock transfer stamps;

(iii)a certificate of Seller duly executed by an authorized officer of Seller, dated as of the Closing Date, certifying as to Seller's compliance with the conditions set forth in Section 6.2(a) and Section 6.2(b);

(iv)counterparts of each Transaction Agreement other than this Agreement to which Seller is a party, duly executed by the Seller;

(v)the written resignations of the directors and officers of each Company, effective as of the Closing, except as requested by Buyer not less than five (5) Business Days prior to the anticipated Closing Date;

(vi)evidence of (a) the assignment of the Individual Agent Agency Agreements from Seller to Ozark and (b) the termination of the Agency Agreement, in each case pursuant to Section 2.1 hereof;

(vii)an affidavit in the form set forth in the Treasury Regulations under Section 1445(b)(2) of the Code certifying that, as of the Closing Date, Seller is not a “foreign person”;

(viii)the approvals, authorizations, consents, waivers or licenses described on Section 3.6 of the Seller Disclosure Schedule; and

(ix)all Books and Records to be delivered to Buyer pursuant to Section 5.9.

(b)    Buyer's Closing Deliveries. At the Closing, Buyer shall make the payments and contributions contemplated by Section 2.4 and also shall deliver or cause to be delivered to Seller:

(i)    a certificate of Buyer duly executed by an authorized officer of Buyer, dated as of the Closing Date, certifying as to Buyer's compliance with the conditions set forth in Section 6.3(a) and Section 6.3(b); and

(ii)    counterparts of each Transaction Agreement other than this Agreement to which a Buyer Party is a party, duly executed by such Buyer Party.

SECTION 2.4.        Payments at Closing.

(a)No later than five (5) Business Days prior to the anticipated Closing Date, Seller shall deliver to Buyer (a) a statement consisting of an estimated balance sheet of Ozark, as of the end of the month immediately preceding the month which includes the Closing Date, after giving pro forma effect to the Ozark Special Dividend (the “Ozark Estimated Balance Sheet”) and setting forth in reasonable detail Seller's estimate of the Ozark Closing Statutory Value (the “Ozark Estimated Closing Statutory Value”), (b) a statement consisting of an estimated balance sheet of N.I.S., as of the end of the month immediately preceding the month which includes the Closing Date, after giving pro forma effect to the N.I.S. Special Dividend (the “N.I.S. Estimated Balance Sheet”) and setting forth in reasonable detail Seller's estimate of the N.I.S. Closing Working Capital (the “N.I.S. Estimated Closing Working Capital”), and (c) the Adjusted Initial Amount based thereon. The Ozark Estimated Balance Sheet shall be (i) in the form of the Ozark Reference Balance Sheet; (ii) prepared in accordance with the Ozark Accounting Principles; (iii) derived from and prepared using the relevant Books and Records; (iv) accompanied by work papers and other supporting documentation with respect to the calculation of the amounts set forth thereon; and (v) accompanied by a written certificate of the chief financial or accounting officer of Seller certifying that the Ozark Estimated Balance Sheet (x) was prepared in good faith, (y) is based upon the Books and Records, and (z) was prepared in accordance with the Ozark Accounting Principles. The N.I.S. Estimated Balance Sheet shall be (i) in the form of the N.I.S. Reference Balance Sheet; (ii) prepared in accordance with the N.I.S. Accounting Principles; (iii) derived from and prepared using the relevant Books and Records; (iv) accompanied by work papers and other supporting documentation with respect to the calculation of the amounts set forth thereon; and (v) accompanied by a written certificate of the chief financial or accounting officer of Seller certifying that the N.I.S. Estimated Balance Sheet (x) was prepared in good faith, (y) is based upon the Books and Records, and (z) was prepared in accordance with the N.I.S. Accounting Principles.

(b)In addition to the deliveries contemplated by Section 2.3, at the Closing, Buyer shall (i) pay by wire transfer of immediately available funds to the Escrow Agent, for deposit into a separate escrow account (the “Escrow Fund”), cash in an amount equal to the Aggregate Escrow Consideration and (ii) pay to Seller or its designee by wire transfer of immediately available funds to an account designated by Seller an amount equal to the Adjusted Initial Amount minus the Aggregate Escrow Consideration. The Aggregate Escrow Consideration held in the Escrow Fund shall be held, invested and disbursed by the Escrow Agent in accordance with the terms and provisions of an Escrow Agreement to be entered into by and between the Seller, the Buyer and the Escrow Agent in substantially the form attached hereto as Exhibit A (the “Escrow Agreement”).

SECTION 2.5.        Post-Closing Adjustment Payments

(a)    The Final Adjustment Amount shall be determined as set forth in subsections (b) and (c) of this Section 2.5. If the Final Adjustment Amount is a positive number, then the Buyer shall pay an amount to the Seller or its designee equal to such Final Adjustment Amount, in each case within five Business Days after the final determination of the Final Adjustment Amount. If the Final Adjustment Amount is a negative number, then, within five Business Days after the final determination of the Final Adjustment Amount, the Seller shall pay to the Buyer or its designee an amount equal to the equal to the absolute value of the Final Adjustment Amount. Any payments required to be made by a party pursuant to this Section 2.5(a) shall (i) be made by wire transfer of immediately available funds and (ii) include interest on the amount required to be paid at the Applicable Rate, compounded annually on the basis of a year of 365 days, from (and including) the Closing Date to (but excluding) the date such payment is made.

(b)    No later than ninety (90) days after the Closing Date, Buyer shall deliver to Seller a statement (the “Final Adjustment Statement”) consisting of (a) the balance sheet (the “Ozark Subject Balance Sheet”) of Ozark as of the Closing Date after giving effect to the Ozark Special Dividend and setting forth in reasonable detail Buyer's calculation of the Ozark Closing Statutory Value, (b) the balance sheet (the “N.I.S. Subject Balance Sheet” and, collectively with the Ozark Subject Balance Sheet, the “Subject Balance Sheets”) of N.I.S. as of the Closing Date after giving effect to the N.I.S. Special Dividend and setting forth in reasonable detail Buyer's calculation of the N.I.S. Closing Working Capital, and (c) the Adjustment Amount based thereon. The Ozark

Subject Balance Sheet shall be (i) in the form of the Ozark Reference Balance Sheet; (ii) prepared in accordance with the Ozark Accounting Principles; (iii) derived from and prepared using the relevant Books and Records; (iv) accompanied by work papers and other supporting documentation with respect to the calculation of the amounts set forth thereon; and (v) accompanied by a written certificate of the chief financial or accounting officer of Buyer certifying that the Ozark Subject Balance Sheet (x) was prepared in good faith (y) is based upon the Books and Records, and (z) was prepared in accordance with the Ozark Accounting Principles. The N.I.S. Subject Balance Sheet shall be (i) in the form of the N.I.S. Reference Balance Sheet; (ii) prepared in accordance with the N.I.S. Accounting Principles; (iii) derived from and prepared using the relevant Books and Records; (iv) accompanied by work papers and other supporting documentation with respect to the calculation of the amounts set forth thereon; and (v) accompanied by a written certificate of the chief financial or accounting officer of Buyer certifying that the N.I.S. Subject Balance Sheet (x) was prepared in good faith (y) is based upon the Books and Records, and (z) was prepared in accordance with the N.I.S. Accounting Principles. In furtherance of such preparation, Seller will make reasonably available the employees of Seller (including the Chief Financial Officer of Seller) and its Affiliates to Buyer and its Representatives to the extent such employees are knowledgeable about matters reasonably relevant to Buyer's preparation of the Subject Balance Sheets and shall provide access to all documentation, records and other information of Seller and its Affiliates as Buyer or any of its Representatives may reasonably request to the extent reasonably relevant to the preparation of the Subject Balance Sheets; provided, that such access does not unreasonably interfere with the conduct of the business of Seller and its Affiliates.

(c)(i)    Seller shall have sixty (60) days from the date on which the Final Adjustment Statement is delivered to it (the “Review Period”) to review the Final Adjustment Statement, the Subject Balance Sheets and the calculations of Ozark Closing Statutory Value, the N.I.S. Closing Working Capital and the Adjustment Amount based thereon. In furtherance of such review, Buyer will, and will cause the Companies to, make reasonably available the employees of Buyer (including the Chief Financial Officer of Buyer) and the Companies to Seller and its Representatives to the extent such employees are responsible for or knowledgeable about the preparation of the Subject Balance Sheets and shall provide access to all documentation, records and other information of Buyer and the Companies as Seller or any of its Representatives may reasonably request to the extent reasonably relevant to the preparation of the Subject Balance Sheets; provided, that such access does not unreasonably interfere with the conduct of the business of Buyer or the Companies.

(ii)    If Seller believes that the Final Adjustment Statement (including any amount or computation set forth therein) contains mathematical errors, was not based on the Books and Records or was not prepared in accordance with the Ozark Accounting Principles or the N.I.S. Accounting Principles, as applicable, Seller may, on or prior to the last day of the Review Period, deliver a notice to Buyer setting forth, in reasonable detail, each such disputed item or amount and the basis for Seller's disagreement therewith (the “Dispute Notice”). The Dispute Notice shall set forth, with respect to each disputed item, Seller's position as to the correct amount or computation that should have been included in the Final Adjustment Statement and as to the Adjustment Amount.

(iii)    If no Dispute Notice is received by Buyer with respect to any item in the Final Adjustment Statement on or prior to the last day of the Review Period, the amount or computation with respect to such item as set forth in the Final Adjustment Statement shall be deemed accepted by Seller, whereupon the amount or computation of such item shall be final and binding on the parties.

(iv)    For a period of ten (10) Business Days beginning on the date that Buyer receives a Dispute Notice, if any, Buyer and Seller shall endeavor in good faith to resolve by mutual agreement all matters identified in the Dispute Notice. In the event that the parties are unable to resolve by mutual agreement any matter in the Dispute Notice within such 10 Business Day period, Seller may engage Deloitte LLP, or if Deloitte LLP is unwilling or unable to serve, another accounting firm of national reputation or any other Person as mutually agreed by the parties hereto (either being the “Independent Accounting Firm”), to make a determination with respect to all matters in dispute.

(v)    Buyer and Seller will direct the Independent Accounting Firm to render a determination within sixty (60) days after its retention, and Buyer, Seller and their respective employees and agents will cooperate with the Independent Accounting Firm during its engagement. Buyer, on the one hand, and Seller, on the other hand, shall promptly (and in any event within ten (10) Business Days) after the Independent Accounting Firm's engagement, each submit to the Independent Accounting Firm their respective computations of the disputed items identified in the Dispute Notice and information, arguments and support for their respective positions, and shall concurrently deliver a copy of such materials to the other party. Each party shall then be given an opportunity to supplement the information, arguments and support included in its initial submission with one additional submission to respond to any arguments or positions taken by the other party in such other party's initial submission, which supplemental information shall be submitted to the Independent Accounting Firm (with a copy thereof to the other party) within five (5) Business Days after the first date on which both parties have submitted their respective initial submissions to the Independent Accounting Firm. The Independent Accounting Firm shall thereafter be permitted to request additional or clarifying information from the parties, and each of the parties shall cooperate and shall cause their Representatives to cooperate with such requests of the Independent Accounting Firm. The Independent Accounting Firm shall determine, based solely on the materials so presented by the parties and upon information received in response to such requests for additional or clarifying information and not by independent review, only those issues in dispute specifically set forth in the Dispute Notice and shall render a written report to Buyer and Seller (the “Adjustment Report”) in which the Independent Accounting Firm shall, after considering all matters set forth in the Dispute Notice and applying the Ozark Accounting Principles and the N.I.S. Accounting Principles, as applicable, determine what adjustments, if any, should be made to the amounts and computations set forth in the Final Adjustment Statement solely as to the disputed items and shall determine the Adjustment Amount on that basis.

(vi)    The Adjustment Report shall set forth, in reasonable detail, the Independent Accounting Firm's determination with respect to each of the disputed items or amounts specified in the Dispute Notice, and the revisions, if any, to be made to the Final Adjustment Statement, together with supporting calculations. In resolving any disputed item, the Independent Accounting Firm (i) shall be bound to the principles of this Section 2.5 and the terms of this Agreement, (ii) shall limit its review to matters specifically set forth in the Dispute Notice the basis of which are mathematical errors or the failure of Buyer to prepare the Final Adjustment Statement based upon the Books and Records or in accordance with the Ozark Accounting Principles and the N.I.S. Accounting Principles, as applicable, and (iii) shall not assign a value to any disputed item higher than the highest value for such item claimed by either party or less than the lowest value for such item claimed by either party.

(vii)    All fees and expenses relating to the work of the Independent Accounting Firm shall be shared equally by Buyer and Seller. The Adjustment Report, absent Fraud, shall be final and binding upon Buyer and Seller, and shall be deemed a final arbitration award that is binding on each of Buyer and Seller, and no party shall seek further recourse to courts, other tribunals or otherwise, other than to enforce the Adjustment Report.

(viii)    The final form of the balance sheet of Ozark as of the Closing Date as finally determined pursuant to this Section 2.5 is referred to herein as the “Ozark Final Balance Sheet” and the amount of the Ozark Closing Statutory Value calculated therefrom is referred to as the “Ozark Final Closing Statutory Value;” the final form of the balance sheet of N.I.S. as of the Closing Date as finally determined pursuant to this Section 2.5 is referred to herein as the “N.I.S. Final Balance Sheet” and the amount of the N.I.S. Closing Working Capital calculated therefrom is referred to as the “N.I.S. Final Closing Working Capital;” and the Adjustment Amount as finally determined pursuant to this Section 2.5 is referred to herein as the “Final Adjustment Amount.” Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 2.5 represent the sole and exclusive method for determining the Ozark Final Balance Sheet, the Ozark Final Closing Statutory Value, the N.I.S. Final Balance Sheet, the N.I.S. Final Closing Working Capital, and the Final Adjustment Amount; provided, that, for the avoidance of doubt, nothing contained in this Section 2.5(c)(viii) is intended or shall be construed to supersede, nullify, waive or in any way affect the rights of Buyer under Article VII or Article VIII of this Agreement or in the event of Fraud.

SECTION 2.6.        Earn-Out Payment.

(a)    Within ten (10) Business Days following the Renewal Retention Ratio Determination Date, Buyer shall provide Seller with written notice of Buyer’s calculation of the Renewal Retention Ratio and reasonable supporting documentation for such calculation. Seller shall have ten (10) Business Days from the date of receipt of such notice to deliver written notice of its objections to the Renewal Retention Ratio, specifying in reasonable detail the basis for the objections. If Seller does not timely object, Buyer’s calculation of the Renewal Retention Ratio shall be binding and conclusive. If Seller objects on a timely basis, the calculation of the Renewal Retention Ratio will not be binding and conclusive, and Buyer and Seller shall negotiate in good faith to resolve Seller’s objections. If Buyer and Seller resolve such objections, the amount they agree upon shall be final and binding, but if the objections cannot be resolved by such negotiation within ten (10) Business Days after Buyer’s receipt of Seller’s objections, Seller and Buyer shall cause the calculation of the Renewal Retention Ratio, and all documents related thereto, to be submitted to the Independent Accounting Firm and the procedures, timelines and expense allocations set forth in Section 2.5 with respect to the resolution of the Closing Working Capital, to the extent applicable, shall be followed to obtain final resolution of the Renewal Retention Ratio.

(b)    Within five (5) Business Days following the final determination of the Renewal Retention Ratio in accordance with subclause (a), the Buyer and the Seller shall jointly instruct the Escrow Agent to release to Buyer or Seller, as applicable, the following amounts (each, an “Earn-Out Payment”).

(i)if the Renewal Retention Ratio is less than 96.0%, no amounts shall be released to Seller and $5,000,000 shall be released to Buyer;

(ii)if the Renewal Retention Ratio is equal to or greater than 96.0% but less than or equal to 96.5%, $1,000,000 shall be released to Seller and $4,000,000 shall be released to Buyer;

(iii)if the Renewal Retention Ratio is greater than 96.5% but less than or equal to 98.5%, $2,000,000 shall be released to Seller and $3,000,000 shall be released to Buyer;

(iv)if the Renewal Retention Ratio is greater than 98.5% but less than or equal to 99.25%, $3,000,000 shall be released to Seller and $2,000,000 shall be released to Buyer;

(v)if the Renewal Retention Ratio is greater than 99.25% but less than or equal to 99.9%, $4,000,000 shall be released to Seller and $1,000,000 shall be released to Buyer; and

(vi)if the Renewal Retention Ratio is greater than 99.9%, $5,000,000 shall be released to the Seller.

(c)    Buyer and Seller understand and agree that any Earn-Out Payment paid to the Seller is an integral part of the consideration payable to Seller in connection with the transactions contemplated in this Agreement and any of the other Transaction Agreements. From and after the Closing and until January 1, 2022, Buyer shall not, and shall cause its Affiliates not to, take any action or inaction in bad faith or with the intention or primary effect of decreasing the amount of any Earn-Out Payment payable to Seller.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Schedule, Seller represents and warrants to Buyer, as of the date hereof and as of the Closing Date, as follows:
SECTION 3.1.        Organization, Standing and Corporate Power.

(a)    Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Missouri. Ozark is an insurance company duly incorporated, validly existing and in good standing under the laws of the State of Missouri. N.I.S is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Missouri. Each of the Companies has the requisite corporate power and authority to own, lease or otherwise hold the assets and properties owned, leased or otherwise held by it and to carry on its business as now being conducted. Each of the Companies is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or in good standing has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(b)    Seller has made available to Buyer true, complete and correct copies of the Organizational Documents of each Company, each as amended to the date hereof. Such Organizational Documents that have been so delivered are in full force and effect.

SECTION 3.2.     Ozark Capital Structure.

(a)    The authorized capital stock of Ozark consists of 535 shares of common stock, $15,000.00 par value per share. The issued and outstanding capital stock of Ozark as of the date hereof consists of 535 shares of common stock, $15,000.00 par value per share, which constitute the Ozark Shares. Except for the Ozark Shares, no shares of capital stock or other voting or equity interests of Ozark are issued, reserved for issuance or outstanding. All outstanding shares of capital stock of Ozark were duly authorized and validly issued and are fully paid and non-assessable, and are not subject to any preemptive rights. Seller is the record and beneficial owner of all of the Ozark Shares, free and clear of all pledges, liens, charges, encumbrances and security interests of any kind or other adverse claims of any kind (collectively, “Liens”). There are no restrictions upon the voting or transfer of the Ozark Shares pursuant to the Organizational Documents of Ozark or any agreement to which Seller or Ozark is a party. Upon delivery to Buyer at the Closing as herein provided, the Ozark Shares will pass to Buyer free and clear of all Liens.

(b)    There are no (i) securities of Ozark convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Ozark, (ii) options or other rights or agreements, commitments or understandings of any kind to acquire from Ozark, or other obligation of Seller or Ozark to issue, transfer or sell, any shares of capital stock of or other voting or equity interests in Ozark or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Ozark, (iii) voting trusts, proxies or other similar agreements or understandings to which Seller or Ozark is a party or by which Seller or Ozark is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in Ozark or (iv) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in Ozark that have been issued or that are reserved for issuance or outstanding. There are no outstanding obligations of Ozark to repurchase, redeem or otherwise acquire any equity interests of Ozark.

(c)    Other than as set forth in Section 3.2(c) of the Seller Disclosure Schedule, Ozark has no outstanding indebtedness for borrowed money and there are no outstanding guarantees by Ozark of indebtedness for borrowed money of any other Person.

SECTION 3.3.        N.I.S. Capital Structure.

(a)    The authorized capital stock of N.I.S. consists of 30,000 shares of common stock, $1.00 par value per share. The issued and outstanding capital stock of N.I.S as of the date hereof consists of 20,000 shares of common stock, $1.00 par value per share, which constitute the N.I.S. Shares. Except for the N.I.S. Shares, no shares of capital stock or other voting or equity interests of N.I.S. are issued, reserved for issuance or outstanding. All outstanding shares of capital stock of N.I.S. were duly authorized and validly issued and are fully paid and non-assessable, and are not subject to any preemptive rights. Seller is the record and beneficial owner of all of the N.I.S. Shares, free and clear of all Liens. There are no restrictions upon the voting or transfer of the N.I.S. Shares pursuant to the Organizational Documents of N.I.S. or any agreement to which Seller or N.I.S. is a party. Upon delivery to Buyer at the Closing as herein provided, the N.I.S. Shares will pass to Buyer free and clear of all Liens.

(b)    There are no (i) securities of N.I.S. convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in N.I.S., (ii) options or other rights or agreements, commitments or understandings of any kind to acquire from N.I.S., or other obligation of Seller or N.I.S. to issue, transfer or sell, any shares of capital stock of or other voting or equity interests in N.I.S. or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in N.I.S. (iii) voting trusts, proxies or other similar agreements or understandings to which Seller or N.I.S. is a party or by which Seller or N.I.S. is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in N.I.S. or (iv) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in N.I.S. that have been issued or that are reserved for issuance or outstanding. There are no outstanding obligations of N.I.S. to repurchase, redeem or otherwise acquire any equity interests of N.I.S.

(c)    Other than as set forth in Section 3.3(c) of the Seller Disclosure Schedule, N.I.S. has no outstanding indebtedness for borrowed money and there are no outstanding guarantees by N.I.S. of indebtedness for borrowed money of any other Person.

SECTION 3.4.        Ownership Interests. Neither Company owns any shares of the capital stock of, or other voting or equity interest in, any Person, except for Investment Assets that are held in the ordinary course of business consistent with past practice and that in aggregate equal less than five percent (5%) of the total issued and outstanding voting securities of such Person.

SECTION 3.5.        Authority. Seller has the requisite corporate power and authority to enter into and deliver the Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated thereby. The execution and delivery by Seller of the Transaction Agreements to which it is or will be a party and the consummation by Seller of the transactions contemplated thereby have been and, are, or with respect to the Transaction Agreements to be executed and delivered at Closing, will be, duly authorized by all necessary corporate action on the part of Seller. Each of the Transaction Agreements to which Seller is or will be a party have been or, with respect to the Transaction Agreements to be executed and delivered at the Closing, will be, duly executed and delivered by Seller and, assuming the Transaction Agreements constitute legal, valid and binding agreements of the other parties thereto, constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

SECTION 3.6.        Noncontravention; Consents. Except for such filings as may be required under the HSR Act or as disclosed in Section 3.6 of the Seller Disclosure Schedule, the execution and delivery by Seller of the Transaction Agreements to which it is or will be a party, and the consummation and performance of the transactions contemplated thereby by Seller, do not and will not (i) conflict with any of the provisions of the Organizational Documents of Seller, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time or both) under, give rise to a right of termination under, or result in the creation of any Lien (other than a Permitted Lien) on any property, asset or right of the Companies or the business of the Companies under, any contract or (iii) subject to the matters referred to in the next sentence, contravene any Applicable Law, which, in the case of clause (ii) above, will have or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Seller in connection with the execution and delivery of the Transaction Agreements by Seller, or the consummation and performance by Seller of the transactions contemplated thereby, except for (i) such filings as may be required under the HSR Act, (ii) such consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 3.6 of the Seller Disclosure Schedule and (iii) such other consents, approvals, authorizations, declarations, filings or notices that are not, individually or in the aggregate, material.

SECTION 3.7.        Financial Statements; Internal Controls.

(a)    Seller has previously delivered to Buyer true, correct and complete copies of (i) audited statements of financial condition of N.I.S. as of December 31, 2016 and December 31, 2017 (together with all material supporting documents of N.I.S. in connection therewith); (ii)

audited statements of income, changes in stockholder's equity and cash flows for the years ended December 31, 2016 and December 31, 2017; (iii) an unaudited balance sheet of N.I.S. as of June 30, 2018 (the “N.I.S. Reference Balance Sheet”); and (iv) the unaudited statements of income, changes in stockholder's equity and cash flows of N.I.S. for the three months ended June 30, 2018 (collectively, the foregoing financial statements, and together with the Subsequent GAAP Financial Statements, the “GAAP Financial Statements”). Subject to the notes thereto, the GAAP Financial Statements (A) were or, in the case of the Subsequent GAAP Financial Statements, will be derived from the Books and Records of N.I.S., (B) were or, in the case of the Subsequent GAAP Financial Statements, will be prepared in accordance with GAAP, consistently applied throughout all such periods, and (C) fairly present or, in the case of the Subsequent GAAP Financial Statements, will fairly present, in all material respects, the financial position, results of operations, cash flows and changes in stockholder's equity of N.I.S. as of the respective dates and for the respective periods referred to in the GAAP Financial Statements subject to, with respect to the unaudited GAAP Financial Statements, normal year-end adjustments, none of which, individually or in the aggregate, are or, in the case of the Subsequent GAAP Financial Statements, will be material, and the absence of footnotes.

(b)    Seller has previously delivered to Buyer true, correct and complete copies of (i) the audited annual statutory financial statements of Ozark as of and for the years ended December 31, 2016 and December 31, 2017 (together with all material supporting documents in connection therewith) and (ii) the unaudited quarterly statutory financial statement of Ozark as of June 30, 2018 (the balance sheet contained in such unaudited quarterly statutory financial statement for the period ending June 30, 2018, the “Ozark Reference Balance Sheet”) (collectively, and together with the Subsequent SAP Financial Statements, the “Statutory Statements”). No Governmental Entity has requested the refiling or amending of any Statutory Statement. Subject to the notes thereto, the Statutory Statements (A) were derived from, prepared using, and in all material respects are consistent with or, in the case of the Subsequent SAP Financial Statements, will be derived from, will be prepared using, and in all material respects will be consistent with, the Books and Records of Ozark; (B) were or, in the case of the Subsequent SAP Financial Statements, will be prepared in accordance with SAP, consistently applied throughout all such periods, and (C) fairly present or, in the case of the Subsequent SAP Financial Statements, will fairly present, in all material respects, the statutory financial position, admitted assets, liabilities and capital and surplus of Ozark at their respective dates and the results of operations, changes in surplus and cash flows of Ozark at and for the respective periods indicated and the results of operations, cash flows and changes in stockholder's equity of Ozark as of the respective dates and for the respective periods referred to in the Statutory Statements subject to, with respect to the unaudited Statutory Statements, normal year-end adjustments, none of which, individually or in the aggregate, are or, in the case of the Subsequent SAP Financial Statements, will be material. No material weakness or significant deficiency has been asserted by any Governmental Entity, or been determined to exist by Ozark management or the Ozark's independent registered public accounting firm, with respect to any of the Statutory Statements previously delivered to Buyer and there are no permitted accounting practices granted by any Insurance Regulator that were utilized in the preparation of such Statutory Statements.

(c)    The N.I.S. Estimated Balance Sheet will be (i) derived from, prepared using, and in all material respects consistent with, the Books and Records of N.I.S.; (ii) determined in accordance with GAAP applied on a consistent basis with the periods presented in the GAAP Financial Statements previously delivered to Buyer (except to the extent of any adjustments to GAAP or the application thereof expressly embodied in the N.I.S. Accounting Principles); and (iii) prepared in accordance with the N.I.S. Accounting Principles and using the same accounting and actuarial methodologies and assumptions, and in each case the application thereof, Seller used in preparing the N.I.S. Reference Balance Sheet.

(d)The Ozark Estimated Balance Sheet will be (i) derived from, prepared using, and in all material respects consistent with, the Books and Records of Ozark; (ii) determined in accordance with SAP applied on a consistent basis with the periods presented in the Statutory Statements previously delivered to Buyer (except to the extent of any adjustments to SAP or the application thereof expressly embodied in the Ozark Accounting Principles); and (iii) prepared in accordance with the Ozark Accounting Principles and using the same accounting and actuarial methodologies and assumptions, and in each case the application thereof, Seller used in preparing the Ozark Reference Balance Sheet.

(e)Each Company has devised and maintained systems of internal accounting controls with respect to their businesses sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with management's general or specific authorization, (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, in the case of N.I.S., and SAP, in the case of Ozark, and to maintain proper accountability for items, (iii) access to its property and assets is permitted only in accordance with management's general or specific authorization and (iv) recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences. To the Knowledge of Seller, there is no fact, event or circumstance that is reasonably likely to (A) give rise to the 2017 GAAP audit opinion for N.I.S. being qualified in any way, (B) give rise to the 2017 SAP audit opinion for Ozark being qualified in any way or (C) result in the finding of any material weaknesses in the internal controls over financial reporting with respect to either Company.

(f)Since January 1, 2015, neither Company nor any of their Representatives has received any written or oral complaint, allegation, assertion or claim regarding material deficiencies with respect to the accounting, reserving or auditing practices, procedures, methodologies or methods of such Company or its internal accounting controls, including any complaint, allegation, assertion or claim that such Company has engaged in questionable accounting, reserving or auditing practices.

(g)Each Company has in place disaster recovery policies and procedures that are reasonably designed to provide for the recovery of data that is essential to the continued operation of its business as now being conducted.

SECTION 3.8.        Ozark Reserves. The Reserves reported in the Statutory Statements previously delivered to Buyer, and which will be reported in the Ozark Estimated Balance Sheet

(A) were or will be determined, in all material respects, in accordance with generally accepted actuarial methods and standards consistently applied throughout the specified period, (B) are or will be fairly stated, in all material respects, in accordance with sound actuarial principles and SAP and (C) were or will be determined, in all material respects, and include or will include, in all material respects, provisions for all actuarial reserves and related items required to be established in accordance with Applicable Law. For clarity, Seller makes no representation, warranty or guarantee under this Agreement that the Reserves held by or on behalf of Ozark are or will be adequate or sufficient for the purposes for which they were established.

SECTION 3.9.        No Undisclosed Liabilities.

(a)    Except as disclosed in Section 3.9(a) of the Seller Disclosure Schedule, N.I.S. does not have any Liability of a nature that would be required to be reflected in a balance sheet of N.I.S. (or related notes thereto) prepared in accordance with GAAP other than (i) those Liabilities provided for or disclosed in the N.I.S. Reference Balance Sheet, and (ii) Liabilities incurred since June 30, 2018 in the ordinary course of business consistent with past practice none of which, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect.

(b)    Except as disclosed in Section 3.9(b) of the Seller Disclosure Schedule, Ozark does not have any Liability of a nature that would be required to be reflected in a balance sheet of Ozark (or related notes thereto) prepared in accordance with SAP other than (i) those Liabilities provided for or disclosed in the Ozark Reference Balance Sheet, and (ii) Liabilities incurred since June 30, 2018 in the ordinary course of business consistent with past practice none of which, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect.

SECTION 3.10.    Absence of Certain Changes or Events. Except as disclosed in Section 3.10 of the Seller Disclosure Schedule, since June 30, 2018, (i) each Company has conducted its business in the ordinary course of business consistent with past practice, and (ii) there has not been any fact, circumstance, condition, event or change that has had, or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Without limiting the generality of the foregoing, since June 30, 2018, the Companies and Seller have not, except as set forth in Section 3.10 of the Seller Disclosure Schedule, taken any action or failed to take any action that would have resulted in a breach of Section 5.1, had such section been in effect since June 30, 2018.

SECTION 3.11.    Employees and Benefit Plans.

(a)    Section 3.11(a) of the Seller Disclosure Schedule includes a true and complete list of all Company Benefit Plans as of the date hereof. With respect to each such Company Benefit Plan, Seller has delivered or made available to Buyer true, correct and complete copies of (i) each plan document or other writing constituting such Company Benefit Plan and all amendments thereto, or an accurate description of any such Company Benefit Plan that is not in writing, (ii) the most recent summary plan description for each Company Benefit Plan for which such a summary plan description is required, (iii) any employee handbooks or similar documents describing such

Company Benefit Plan, (iv) the most recent favorable determination letter from the Internal Revenue Service with respect to each Company Benefit Plan intended to qualify under Section 401(a) of the Code, (v) any trust agreements, insurance policies or other funding vehicles, and (vi) each Form 5500 filed for such Company Benefit Plans (including all attachments, audit reports and schedules), actuarial reports, summaries of material modifications, summary annual reports, and any other required employer notices (including governmental filings and descriptions of changes to Company Benefit Plans) relating to the Company Benefit Plans, in each case, for the last three (3) plan years, as applicable, (vii) all non-routine communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation or the U.S. Department of Labor (including a written description of any such oral communication) with respect to such Company Benefit Plans, in each case, for the last three (3) plan years.

(b)    There are no material claims or disputes pending or, to the Knowledge of Seller, threatened with respect to any Company Benefit Plan, other than claims for benefits in the ordinary course of business consistent with past practice.

(c)    Except to the extent required by COBRA, no Company Benefit Plan provides medical, dental, or life insurance coverage or any other welfare benefits after termination of employment.

(d)    None of the Company Benefit Plans is (i) a multiemployer plan within the meaning of Section 3(37) of ERISA or an Employee Benefit Plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, (ii) an Employee Benefit Plan subject to Section 4063 or 4064 of ERISA, (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, (iv) an Employee Benefit Plan funded by a voluntary employees' beneficiary association within the meaning of Section 501(c)(9) of the Code, (v) an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and that is not intended to be qualified under Section 401(a) of the Code or (vi) any other Employee Benefit Plan subject to Section 412 of the Code, Section 430 of the Code or Title IV of ERISA.

(e)    Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and the trust that is a part thereof, is subject to a favorable determination by the Internal Revenue Service, and no event has occurred and no condition exists that has adversely affected or would reasonably be expected to adversely affect the qualification of any such Company Benefit Plan under that Section of the Code. Each Company Benefit Plan (i) for the past three (3) plan years, has been administered in all material respects in accordance with its terms, and (ii) is in compliance in all material respects with all Applicable Laws, including ERISA and the Code. All contributions, premiums or payments under each Company Benefit Plan have been timely paid or, if not yet due, have been properly reflected or accrued on the Companies’ financial statements to the extent required.

(f)    Except as disclosed in Section 3.11(f) of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (alone or in combination with any event) will result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any Company Employee or entitle any Company Employee to severance or any other payment, in each case, pursuant to any Company Benefit Plan. No amount paid or payable (whether in cash, in property, or in the form of benefits) to a Company Employee by the Companies in connection with the transactions contemplated hereby will be an “excess parachute payment” within the meaning of Section 280G of the Code. Except as disclosed in Section 3.11(f) of the Seller Disclosure Schedule, each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and that is subject to Section 409A of the Code has been operated in compliance in all respects with Section 409A of the Code and the final regulations and other applicable guidance issued thereunder. No Company has paid or owes compensation to any current or former employee or independent contractor of a Company pursuant to Company Benefit Plan or other agreement in a manner that that would reasonably be expected to cause compensation paid under such plan to become subject to the Tax imposed by Section 409A(a)(1)(B) or 409A(b)(5) of the Code. Except as disclosed in Section 3.11(f) of the Seller Disclosure Schedule, no Person is entitled to receive a payment from the Companies, as a Tax gross-up or other payment, as a result of Taxes imposed under Section 409A of the Code.

(g)    Except for accruals disclosed on the N.I.S. Reference Balance Sheet or the Ozark Reference Balance Sheet, as applicable, or as disclosed in Section 3.11(g) of the Seller Disclosure Schedule, no Company has any Liabilities (i) for any bonus payments to any employee, manager, director, officer or independent contractor (or any former employee, manager, director, officer or independent contractor), (ii) for any workers' compensation benefits which have or may become payable as a result of events prior to Closing, (iii) for any matching or other employer contributions to any 401(k) plan, (iv) to any employee, director or independent contractor (or any former employee, director or independent contractor) related to compensation or for benefits accrued prior to Closing under any Company Benefit Plan, or (v) to any employee, manager, director, officer or independent contractor arising out of any acts or omissions by the Seller or the Companies prior to the Closing. Except as properly disclosed on the N.I.S. Reference Balance Sheet or the Ozark Reference Balance Sheet, as applicable, no Company has any Liabilities with respect to the Ozark National Life and Affiliates Supplemental Executive Retirement Plan or any Company Incentive Award.

(h)    Section 3.11(h) of the Seller Disclosure Schedule contains a true and complete list, as of the date hereof, of each Company Employee, including each such Company Employee's employer, position, grade, location, date of hire, status (exempt or non-exempt, full-time or part-time, leave of absence), base salary or other base pay, incentive target or opportunity for calendar year 2018 or other period applicable under any Company Benefit Plan, paid time-off accrued and service credited for purposes of vesting and eligibility to participate under the Company Benefit Plans. With respect to Company Employees, Seller and its Affiliates are in compliance, in all material respects, with all Applicable Laws regarding employment, labor, fair employment practices, terms and conditions of employment, workers' compensation, occupational safety and health requirements, plant closing, employment discrimination, immigration, disability rights, equal opportunity, family, medical or other leave issues, unemployment and wage and hour matters. Except as disclosed in Section 3.11(h) of the Seller Disclosure Schedule, during the preceding three (3) years, no Company has received any notice that such Company is not in or has not been in compliance with any Applicable Laws relating to the employment of labor. With respect to the Company Employees, neither Seller nor any of its Affiliates is party to a collective bargaining agreement, no labor organization or group of employees has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Seller, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There are no strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other material labor disputes, pending or, to the Knowledge of Seller, threatened against the Companies or involving any Company Employees or the Companies. Except as disclosed in Section 3.11(h) of the Seller Disclosure Schedule, during the preceding three (3) years, neither Seller nor its Affiliates have received notice of any charge or complaint pending against them before the Equal Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices or any complaint or lawsuit involving employment discrimination or other violations of Applicable Law relating to employment involving any Company Employee or any former employee of Seller or its Affiliates who performed services for the Companies. All Company Employees and other individuals who provide or have provided services to the Companies have at all times during the preceding three (3) years been classified in good faith as employees or contractors or as exempt or non-exempt.

(i)    Section 3.11(i) of the Seller Disclosure Schedule contains a true and complete list, as of the date hereof, of all written (i) employment agreements with any Company Employee; (ii) material personal service Contracts for individuals who perform services for the Companies in the capacity of an independent contractor; and (iii) non-compete, non-solicit, confidentiality or proprietary rights agreements with current or former employees or independent contractors of the Companies, and true and complete copies of all such agreements referred to in clauses (i), (ii) and (iii) above (and any amendments thereto) have been furnished or made available to the Buyer, and, with respect to the type of agreements set forth in clauses (i) and (ii) above, no Company is a party to any such oral agreements which cannot be terminated at will by the applicable Company without penalty or any continuing obligations thereunder. Except as set forth on Section 3.11(i) of the Seller Disclosure Schedule, to the Knowledge of Seller, no Company Employee or independent contractor of any Company is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, noncompetition, or proprietary rights agreement, between such Company Employee or independent contractor, as the case may be, and any other Person, in each case, that limits the Company Employee's or independent contractors ability to perform such Company Employee's or independent contractor's duties to any Company.

(j)    No Company has failed to pay any of its current or former employees for any wages (including overtime), salaries, commissions, bonuses, benefits or other direct compensation for any services performed by them or amounts required to be reimbursed to such individuals (other than amounts that are being processed in the ordinary course of business).

(k)    Each Company and, to the Knowledge of Seller, each employee of the Companies, is in material compliance with all applicable visa and work permit requirements, and, to the Knowledge of Seller, no visa or work permit held by an employee of the Companies will expire during the six (6) month period following the date of this Agreement.

(l)    To the Knowledge of Seller, there are no controversies between any Company and any Company Employee which might reasonably be expected to adversely affect the Companies and the conduct of their business in any material respect.

(m)    Full payment has been timely made, or otherwise properly accrued on the books and records of the Companies, of all amounts that the Companies are required under the terms of a Company Benefit Plan to have paid as contributions, premiums or payments to such Company Benefit Plan on or prior to the date hereof (excluding any amounts not yet due or that are being processed in the ordinary course of business) and the contribution, premium or other payment requirements, on a prorated basis, for the current year will be made or otherwise properly accrued on the Ozark Estimated Balance Sheet or the N.I.S. Estimated Balance Sheet, as applicable, through the Closing Date.

SECTION 3.12.    Taxes. Except as disclosed in Section 3.12 of the Seller Disclosure Schedule:

(a)    All Tax Returns required by Applicable Law to be filed by or on behalf of the Companies have been duly and timely filed (taking into account applicable extensions), and all such Tax Returns are correct and complete in all material respects. The Companies have paid (or caused to be paid) all Taxes shown as due and payable on all such Tax Returns and any other Taxes due and payable by it (other than any such Taxes that are being contested in good faith and are adequately reserved for in its financial statements). Neither of the Companies has granted any extension or waiver of the statute of limitations period, or of the time for assessment or collection, applicable to any Tax or Tax Return, which period (after giving effect to such extension or waiver) has not yet expired. None of the Companies' assets is subject to any Lien for Taxes, other than Permitted Liens. No jurisdiction in which either Company has not filed a particular type of Tax Return has notified such Company in writing that such Company is required to file such Tax Return in such jurisdiction. The Companies have complied in all material respects with all Tax information reporting requirements.

(b)    Neither of the Companies is subject to any contract or agreement relating to the sharing, allocation or payment of, or indemnity for, Taxes, and neither of the Companies has any liability for the Taxes of another Person (other than a member of the Seller Group) by operation of law or under Treasury Regulations Section 1.1502-6 or any similar provision of state, local, foreign or other Applicable Law. Neither of the Companies has been a member of an affiliated, combined, consolidated or unitary group for any Tax purposes, other than the Seller Group.

(c)    There is no contest in respect of Taxes pending or asserted or threatened in writing in respect of any Taxes for which either of the Companies is or may become liable. There are no closing agreements or similar arrangements (including any Form 870-AD or successor form) with any Tax Authority with regard to the determination of the Tax liability of either of the Companies that would have continuing effect on Tax periods (or portions thereof) ending after the Closing Date, and neither of the Companies has received or applied for a Tax ruling that would have effect on Tax periods (or portions thereof) ending after the Closing Date. No adjustment that would materially increase the Tax liability, or materially reduce any Tax asset, of either of the Companies has been made, proposed, or threatened by a Tax Authority during any audit of any Tax period.

(d)    All employment and withholding Taxes required to have been paid or withheld by or on behalf of either Company have been paid to the proper Tax Authority or properly set aside for such purpose.

(e)    Neither of the Companies is nor has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) or to any “transaction of interest” as defined in Treasury Regulations Section 1.6011-4(b)(6).

(f)    Neither of the Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a Tax period ending on or prior to the Closing Date under Section 481 or Section 807(f) of the Code (or any corresponding provision of state, local, or foreign law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) election pursuant to Section 108(i) of the Code (or any similar provision of state, local, or foreign law) made on or before the Closing Date, or (v) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign law).

(g)    Except as disclosed in Section 3.12 of the Seller Disclosure Schedule, the life insurance reserves (within the meaning of Section 807(c) of the Code) of Ozark have been determined and maintained in all material respects in the manner required by Sections 801-848 of the Code and other Applicable Law, and, to the extent relevant to the determination and maintenance thereof, in all material respects in accordance with relevant accounting principles. Ozark has adequately disclosed on all relevant U.S. federal income Tax Returns for the past six (6) years all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code. Except as disclosed in Section 3.12 of the Seller Disclosure Schedule, Ozark has established adequate reserves for all Taxes that are due and payable by it whether or not such Taxes were asserted by the relevant Tax Authority. Except as disclosed in Section 3.12 of the Seller Disclosure Schedule, Ozark does not have a “policyholders surplus account” within the meaning of Section 815 of the Code. Ozark is and has been a life insurance company under Section 816(a) of the Code and subject to United States federal income taxation under Section 801 of the Code.

(h)    The Tax treatment of each Insurance Contract under Applicable Law is not, and, since the time of issuance (or subsequent modification), has not been, less favorable to the purchaser, policyholder or intended beneficiaries thereof, than the Tax treatment (i) that was purported to apply in any written materials provided by Ozark or any of its Affiliates to the purchaser (or policyholder) at the time of issuance (or any subsequent modification of such Insurance Contract), or (ii) for which such Insurance Contract was designed to qualify at the time of issuance (or subsequent modification). For purposes of this Section 3.12(h), the provisions of Applicable Law relating to the Tax treatment of the Insurance Contracts include Sections 72, 79, 101, 401-409A,

412, 415, 417, 419, 419A, 430-436, 457, 501, 505, 1035, 1275, 7702, 7702A and 7702B of the Code. Neither Ozark nor any of its Affiliates has entered into any agreement or is involved in any discussions or negotiations with the Internal Revenue Service or any other Tax Authority, or otherwise has requested relief, regarding the Tax treatment of the Insurance Contracts under Applicable Law, including any failure of any Insurance Contract to meet the requirements of Sections 72, 79, 101, 401-409A, 412, 415, 417, 419, 419A, 430-436, 457, 501, 505, 1035, 1275, 7702, 7702A and 7702B of the Code. Neither Ozark nor any of its Affiliates is a party to or has received notice of any federal, state, local or foreign audits or other administrative or judicial Actions with regard to the Tax treatment of any Insurance Contract, or of any claims by the purchasers, policyholders or intended beneficiaries of the Insurance Contracts regarding the Tax treatment of (i) the Insurance Contracts or (ii) any plan or arrangement in connection with which such Insurance Contracts were purchased or have been administered. Ozark is not a party to any “hold harmless” indemnification agreement or Tax sharing agreement or similar arrangement under which Ozark is or would be liable for the Tax treatment of (i) the Insurance Contracts or (ii) any plan or arrangement in connection with which such Insurance Contracts were purchased or have been administered.

(i)    Except as disclosed in Section 3.12 of the Seller Disclosure Schedule, the information, data and values (including guideline, net single and seven-pay premiums) generated by the computer hardware and software, and other systems or workarounds (manual or otherwise), used by Ozark to administer the Insurance Contracts have continually been in compliance with the applicable provisions of the Code and Applicable Law relating to Taxes for the applicable Tax periods.

(j)    (i) All Life Insurance Contracts that are subject neither to Section 101(f) nor to Section 7702 of the Code qualify as life insurance contracts for purposes of the Code, (ii) all Life Insurance Contracts that are subject to Section 101(f) of the Code satisfy the requirements of that section and otherwise qualify as life insurance contracts for purposes of the Code, and (iii) all Life Insurance Contracts that are subject to Section 7702 of the Code satisfy the requirements of Section 7702(a) of the Code and otherwise qualify as life insurance contracts for purposes of the Code. None of the Life Insurance Contracts is a “modified endowment contract” within the meaning of Section 7702A of the Code, except for any Life Insurance Contract that is being administered as a “modified endowment contract” and with respect to which the policyholder consented in writing to the treatment of such contract as a “modified endowment contract” and has not acted to revoke such consent. Ozark has complied with all Tax reporting, withholding, and disclosure requirements applicable to the Insurance Contracts and, in particular, but without limitation, has reported distributions under the Insurance Contracts in compliance in all respects with all applicable requirements of the Code, Treasury Regulations, and forms issued by the Internal Revenue Service. Ozark has maintained the information necessary to determine the Insurance Contracts' qualification for any applicable Tax treatment under the Code, to monitor the Insurance Contracts for treatment as “modified endowment contracts” (if applicable), and to facilitate compliance with the Tax reporting, withholding, and disclosure requirements applicable to the Insurance Contracts in the manner required by the Internal Revenue Service.

(k)    All Annuity Contracts that are required to satisfy the requirements of section 72(s) of the Code in order to qualify as annuity contracts for purposes of the Code satisfy those requirements and otherwise qualify as annuity contracts for Tax purposes, and all Annuity Contracts held by Persons other than natural Persons that are intended to be treated as annuity contracts under the Code satisfy the requirements of Section 72(u) of the Code and otherwise qualify as annuity contracts for Tax purposes.

(l)    None of the Insurance Contracts provides “health insurance coverage” within the meaning of Section 9832(b) of the Code or is a “health plan” within the meaning of 45 CFR Section 160.103. Neither Ozark nor any of its Affiliates has, since January 1, 2013, been a “covered health insurance provider” as defined in Section 162(m)(6)(C) of the Code.

(m)    Neither of the Companies is a party to any Tax Sharing Agreement pursuant to which it will have any obligation to make any payments (i) on the Closing Date or (ii) after the Closing.

(n)    Seller has delivered to Buyer correct and complete copies of all federal corporate Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Companies filed or received since December 31, 2015.

(o)    Neither Company is or has been a United States real property holding corporation (as defined in Section 897(b)(2) of the Code) during the applicable period specified in Section 897(b)(1)(A)(ii) of the Code.

SECTION 3.13.     Compliance with Applicable Laws. Except as disclosed in Section 3.13 of the Seller Disclosure Schedule:

(a)    Each of the Companies is and since January 1, 2015 has been conducting the business of such Company in compliance with all Applicable Laws in all material respects. Except as disclosed in Section 3.13(a) of the Seller Disclosure Schedule, neither of the Companies has at any time since January 1, 2015 (i) received any written notice, other written communication, or any oral communication, from any Governmental Entity regarding any actual or alleged material violation of, or material failure on the part of such Company to comply with, any Applicable Laws, or (ii) to the Knowledge of Seller, been placed under investigation with respect to any material violation of any Applicable Laws, in each case, other than any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Entity or that is no longer being pursued by such Governmental Entity following a response by such Company.

(b)    Each of the Companies owns, holds or possesses all permits, licenses, approvals, authorizations, consents and registrations that are necessary to entitle it to own or lease, operate and use its assets, properties or rights and to carry on and conduct its business as conducted on the date hereof (collectively, “Permits”), except for those Permits the failure to hold or loss of which does not, or would not, individually or in the aggregate, reasonably be expected to, have a Material Adverse Effect. Section 3.13(b)(i) of the Seller Disclosure Schedule sets forth by state each Company's Certificates of Authority to transact its business. Each of the Companies is, and at all times since January 1, 2015 has been, in material compliance with all of the terms and requirements of each such Permit applicable to it. With respect to the Permits of each Company, such Company has not at any time since January 1, 2015 received any written or oral notice from any Governmental Entity regarding any actual or proposed revocation, suspension or termination of, or material modification to, any such material Permit, in each case, other than any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Entity or that is no longer being pursued by such Governmental Entity following a response by such Company. Except as disclosed in Section 3.13(b)(ii) of the Seller Disclosure Schedule, (i) all material Permits of each Company are valid and in full force and effect, (ii) neither Company is in default under, and no condition exists that with notice or lapse of time or both would constitute default under, any such material Permit applicable to such Company and (iii) no material Permits applicable to a Company will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

(c)    (i) Ozark has, since January 1, 2015, marketed, sold and issued the Insurance Contracts in compliance, in all material respects, with all consent orders resulting from market conduct or other examinations or audits by Insurance Regulators in the respective jurisdictions in which such products have been marketed, sold or issued; (ii) all advertising, promotional and sales materials and other marketing practices used by Ozark have, since January 1, 2015, complied and are currently in compliance, in each case, in all material respects, with all consent orders resulting from market conduct or other examinations or audits by Insurance Regulators in the respective jurisdictions in which such products have been marketed, sold or issued; (iii) the manner in which Ozark compensates any Person that is not an insurance agent who is involved in the sale or servicing of Insurance Contracts does not render such Person an insurance agent under Applicable Law; and (iv) the manner in which Ozark compensates each Person involved in the sale or servicing of Insurance Contracts is in compliance in all material respects with Applicable Law.

(d)    Ozark has previously made available to Buyer the Social Security Death Master File-related state protocols and any other state protocols of Ozark related to Unclaimed Property Matters and their effective dates, which Ozark uses to determine the payment of life insurance benefits, annuity benefits or account values or other benefits and amounts under the Insurance Contracts. Ozark administers all such Insurance Contracts in material compliance with these protocols and Applicable Law. Ozark has made available to Buyer (i) true and correct copies of all written correspondence between Ozark and any Governmental Entity or any Person acting on behalf of a Governmental Entity since January 1, 2015 regarding any pending or threatened Actions relating to Unclaimed Property Matters, and (ii) a schedule of the balance sheet accruals made and maintained by Ozark at and as of December 31, 2017, with respect to Unclaimed Property Matters. There are no orders, decrees, injunctions, judgments, or settlement agreements issued by, entered before, or agreed to with any arbitrator or Governmental Entity outstanding against Ozark or any of its assets, properties or businesses relating to any Unclaimed Property Matters and, to the Knowledge of Seller, Ozark is not under any audit with respect to such matters.

SECTION 3.14.    Litigation. Except as disclosed in Section 3.14 of the Seller Disclosure Schedule, (i) there is no Action with respect to which either Company has been served with notice or any other such Action that is pending or, to the Knowledge of Seller, threatened with respect to either Company and (ii) there is no settlement agreement, consent decree or similar written agreement with any Governmental Entity and there is no order, judgment, stipulation, decrees, injunctions, determinations or awards that have been entered, issued, made or rendered by any Governmental Entity or arbitrator (each, an “Order”) outstanding against or reasonably affecting either Company. Seller has delivered or made available to Buyer copies of all pleadings relating to each Action and Order listed in Section 3.14 of the Seller Disclosure Schedule.

SECTION 3.15.    Contracts.

(a)    Section 3.15(a) of the Seller Disclosure Schedule lists each of the following types of contracts to which either Company is a party, to which an Affiliate of either Company is a party but which conveys material benefits to either or both of the Companies, or by which either Company or any of its material assets is bound as of the date hereof (excluding Insurance Contracts or Ceded Reinsurance Contracts, collectively, “Contracts”):

(i)contracts containing any provision or covenant (A) limiting in a material respect the ability of either Company to engage in any line of business, to compete with any Person or to do business in any geographic area, or (B) obligating either Company to conduct business on an exclusive basis with any third party;

(ii)mortgages, indentures, loan or credit agreements, security agreements and other agreements and instruments relating to the borrowing of money or extension of credit or the direct or indirect guarantee of any obligation for borrowed money of any Person;

(iii)agency, broker, selling, marketing or similar contracts between Ozark (or Seller in its capacity as Ozark’s agent under the Agency Agreement), on the one hand, and each of the top ten (10) Producers (measured by aggregate Annual Echo Premiums) of Ozark for the period beginning November 17, 2016 and ended December 13, 2017 and any other Producer of Ozark, if any, responsible for placing one percent (1%) or more of the aggregate Annual Echo Premium of the business of Ozark for the period beginning November 17, 2016 and ended December 13, 2017, on the other hand;

(iv)contracts and agreements with the ten (10) largest vendors (measured by total annual payments made to vendors) of the Companies, taken as a whole, for the year ended December 31, 2017;

(v)(A) any contract or arrangement between a Company, on the one hand, and Seller or any Affiliate of Seller (other such Company), on the other hand, (B) any guarantee by a Company in favor of or in respect of any obligations of Seller or any Affiliate of Seller (other than the Companies), (C) any guarantee, letter of credit, trust agreement or other contract by Seller or any Affiliate of Seller in favor or in respect of any obligations of a Company (other than the applicable Company) and (D) any contract (other than any Company Benefit Plan) between a Company, on the one hand, and any director or officer (or any Affiliate of a director or officer (other than the applicable Company)), on the other hand;

(vi)any joint venture or partnership contract binding on a Company;

(vii)any contract under which a Company may become obligated to pay any brokerage or finder's or similar fees or expenses in connection with the transactions contemplated hereby;

(viii)any collective bargaining agreement;

(ix)any contract under which a Company has committed to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person, other than Investment Assets;

(x)any contract which relates to the acquisition or disposition by a Company of any business or operations, capital stock or assets of any Person or any real estate as to which there are any material ongoing obligations of such Company;

(xi)any material contract that relates to the Insurance Contract administration, claims, underwriting or investment management functions;

(xii)any contract evidencing participation by a Company in any pools, syndicates or associations other than statutorily mandated pools, syndicates or associations;

(xiii)any contract or agreement relating to any material interest rate, derivatives or hedging transaction;

(xiv)any material agreement concerning Intellectual Property, including (A) agreements pursuant to which a Company is licensed or otherwise permitted to use any Intellectual Property (excluding licenses for commercially available “off-the-shelf” software licensed to a Company for a one time or an annual fee of less than $50,000) and (B) agreements pursuant to which a Company licenses or otherwise permits any Person to use any Company Intellectual Property Rights;

(xv)any investment advisory agreement or any other contract relating to investment management, investment advisory or subadvisory services;

(xvi)(a) any contract that provides for aggregate annual future payments of more than $100,000 and (b) any contract that provides for aggregate annual future payments of more than $50,000, has an unexpired term exceeding one year and may not be canceled upon notice of ninety (90) or fewer calendar days without any liability, penalty or premium; and

(xvii)any other contract that is otherwise material to a Company.

(b)    Each of the Contracts disclosed in Section 3.15(a) of the Seller Disclosure Schedule constitutes a legal, valid and binding obligation of the applicable Company party thereto and, to the Knowledge of Seller, each other party thereto, enforceable against such Company and, to the Knowledge of Seller, each other party thereto in accordance with its terms (except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought) and is in full force and effect. Neither of the Companies nor Seller has received written notice of cancellation of any material Contract. There exists no material breach or event of default with respect to any Contract on the part of a Company party thereto or, to the Knowledge of Seller, any other party thereto which has, or would, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect. Except as set forth in Section 3.15(b) of the Seller Disclosure Schedule, none of the Contracts contain any provision providing that the other party thereto may terminate, amend, alter the pricing or other terms thereof, or take other specified actions by reason of the transactions contemplated hereby.

(c)    Section 3.15(c) of the Seller Disclosure Schedule sets forth a true and complete list of all intercompany agreements between Seller and its Affiliates (other than either Company), on the one hand, and a Company, on the other hand, that are in effect on the date hereof or under which any liabilities or obligations remain outstanding (the “Related Party Agreements”).

SECTION 3.16.    Insurance Regulatory Matters. Seller has made available to Buyer true, complete and correct copies of (a) all material reports, statements, documents, filings, submissions (including all required submissions in connection with any Related Party Agreement) and registrations (including registrations as a member of an insurance holding company system) and any supplements or amendments thereto filed since January 1, 2015 (i) by Ozark or (ii) by Seller or any of Seller's Affiliates with respect to Ozark with any Insurance Regulator and all material correspondence related thereto and (b) all financial examination and market conduct examination and similar examination reports of all Insurance Regulators with respect to Ozark issued since January 1, 2015 and all material correspondence or consent orders related thereto. Except as set forth in Section 3.16 of the Seller Disclosure Schedule, Ozark is not subject to any pending financial or market conduct examination by any Insurance Regulator. Ozark is not “commercially domiciled” under the insurance laws of any jurisdiction or is or has been otherwise treated as domiciled in a jurisdiction other than its jurisdiction of organization.

SECTION 3.17.    Insurance Contracts. Except as described on Section 3.17 of the Seller Disclosure Schedule:

(a)    Except as described on Section 3.17(a) of the Seller Disclosure Schedule, to the extent required under Applicable Law, the Insurance Contracts are on forms and at rates approved by the applicable Insurance Regulator or which have been filed and not objected to by such Insurance Regulator within the period provided for objection, in each case, except as would not reasonably be expected to result in a material violation of Applicable Law by, or a material fine on, Ozark. All policy forms and certificates on which Insurance Contracts currently being issued are written, and all policy forms and certificates on which Insurance Contracts in force on the date of this Agreement were written, have been provided previously to Buyer. Any Insurance Contracts reinsured in whole or in part conform to the standards and rates required pursuant to the terms of the related Ceded Reinsurance Contracts.

(b)    Since January 1, 2015, Ozark has timely paid all guaranty fund assessments that have been due, claimed or asserted by any state guaranty fund or association or by any Governmental Entity, in each case, charged with the supervision of insurance companies in any jurisdiction in which Ozark does business. Except for regular periodic assessments in the ordinary course of business or assessments based on developments that are publicly known within the insurance industry, no claim or assessment is pending or, to the Knowledge of Seller, threatened against Ozark by any state insurance guaranty association in connection with such association's fund relating to insolvent insurers.

(c)    Except as described on Section 3.17(c) of the Seller Disclosure Schedule, no provision in any in-force Insurance Contract gives the holder thereof or any other Person the right to receive policy dividends, distributions or other benefits or otherwise participate in the revenue, earnings or profits of Ozark. Except as described on Section 3.17(c) of the Seller Disclosure Schedule, none of the Annuity Contracts have minimum guaranteed interest rates.

(d)    Except as described on Section 3.17(d) of the Seller Disclosure Schedule, the insurance policies or annuity contracts issued or reinsured by Ozark are composed solely of Life Insurance Contracts and Annuity Contracts. Except as described on Section 3.17(d) of the Seller Disclosure Schedule, Ozark has not issued or reinsured any Variable Insurance Contracts, health insurance contracts or long-term care contracts.

(e)    All amounts claimed by any Person under any Insurance Contract issued by Ozark have in all material respects been paid (or appropriate provision for payment thereof has been made) or are in the process of being evaluated for payment by Ozark in the ordinary course of business, in each case, in accordance with the terms of the Insurance Contracts under which they arose, except for any such claim for benefits for which Ozark, in good faith, believes or believed that there is a basis to contest payment.

SECTION 3.18.    Reinsurance Ceded and Assumed.

(a)    Section 3.18(a) of the Seller Disclosure Schedule lists (i) each reinsurance agreement, including related trust and security agreements, to which Ozark is the cedent or retrocedent and which is in-force as of the date hereof or under which Ozark has any rights, obligations or liabilities (the “Ceded Reinsurance Contracts”), and (ii) each reinsurance agreement, including related trust and security agreements, to which Ozark is the assuming reinsurer or retrocessionaire which is in-force as of the date hereof or under which Ozark has any rights, obligations or liabilities (the “Assumed Reinsurance Contracts” and, together with the Ceded Reinsurance Contracts, the “Reinsurance Contracts”). Seller has delivered to Buyer true and complete copies of such Reinsurance Contracts or slips, binders and commitments therefor and all amendments thereto.

(b)    Each of the Reinsurance Contracts constitutes a legal, valid and binding obligation of Ozark and, to the Knowledge of Seller, each other party thereto, enforceable against Ozark and, to the Knowledge of Seller, each other party thereto in accordance with its terms (except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought) and is in full force and effect. Except as set forth in Section 3.18(b) of the Seller Disclosure Schedule, Ozark has not received written notice of early termination (provisional or otherwise) of any such Reinsurance Contract. There exists no material breach or material event of default with respect to any Reinsurance Contract on the part of Ozark or, to the Knowledge of Seller, any other party thereto.

(c)    Ozark has paid all reinsurance premiums due with respect to each Ceded Reinsurance Contract. Ozark paid all benefits due with respect to each Assumed Reinsurance Contract, except for benefits that are in the process of being evaluated for payment by Ozark in the ordinary course of business. Ozark has not received any notice of the initiation of bankruptcy, liquidation, receivership, insolvency or similar proceedings with respect to any other party to a Reinsurance Contract. Ozark has not been prohibited under SAP, Applicable Law or by any Governmental Entity from taking financial statement credit for the reinsurance provided by the Ceded Reinsurance Contracts. None of the Reinsurance Contracts provides the other party thereto with any contractual rights due to the transactions contemplated by this Agreement or the other Transaction Agreements.

SECTION 3.19.    Producers. Except as set forth in Section 3.19 of the Seller Disclosure Schedule, since January 1, 2015, (A) each Producer that is an employee of Ozark, Seller or any Seller Affiliate and each independent contractor or statutory employee of Ozark, Seller or any Seller Affiliate that was a Producer at any time that such independent contractor or statutory employee wrote, sold or produced the Insurance Contracts for Ozark, Seller or any Seller Affiliate, was duly licensed, authorized and appointed (for the type of business written, sold or produced by such Producer) in the particular jurisdiction in which such Producer wrote, sold or produced such Insurance Contracts, and no such Producer violated any term or provision of Applicable Law relating to the writing, sale or production of the Insurance Contracts, (B) to the Knowledge of Seller, no Producer has breached the terms of any agency or broker contract with Ozark or any of its Affiliates with respect to the Insurance Contracts or violated any Applicable Law or policy of Ozark or such Affiliates in the solicitation, negotiation, writing, sale or production of the Insurance Contracts, and (C) no Producer has been enjoined, indicted, convicted or made the subject of any consent decree or judgment on account of any violation of Applicable Law in connection with such Producer's actions in his, her or its capacity as Producer for Ozark or any of its Affiliates with respect to the Insurance Contracts or any enforcement or disciplinary proceeding alleging any such violation, in each case, except as is not, or would not reasonably be expected, individually or in the aggregate, to be materially adverse to Ozark.

SECTION 3.20.    Environmental Matters.

(a)    Except as set forth in Section 3.20 of the Seller Disclosure Schedule, to the Knowledge of Seller, (i) neither Company is in violation in any material respect of any Environmental Law; (ii) each Company has obtained and is in compliance in all material respects with all required Environmental Permits; and (iii) there are no actions, Orders, written claims or written notices pending or issued to or, to the Knowledge of Seller, threatened against the Companies alleging violations of or liability under any Environmental Law or otherwise concerning the Release or management of Hazardous Substances.

(b)    Except as set forth in Section 3.20 of the Seller Disclosure Schedule, to the Knowledge of Seller, there are no actions, activities, circumstances, facts, conditions, events or incidents, including the presence of any Hazardous Substances, that would be reasonably likely to form the basis of an obligation pursuant to applicable Environmental Laws against the Companies or against any Person whose liability for such obligation the Companies have or may have retained or assumed either contractually or by operation of Applicable Law.

(c)    This Section 3.20 contains the sole and exclusive representations and warranties of Seller with respect to environmental matters, including any Actions and any matters covered by Applicable Law.

SECTION 3.21.    Intellectual Property; Information Technology. Except as set forth in Section 3.21 of the Seller Disclosure Schedule:

(a)    Each Company owns or has the right to use pursuant to license, sublicense, agreement, or permission all material Intellectual Property necessary for the operation of its business as presently conducted (the “Company Intellectual Property Rights”). Section 3.21(a) of the Seller Disclosure Schedule sets forth, as of the date hereof: all material trademarks, service marks and trade dress and all applications or registrations therefor; all registered copyrights and all applications for copyrights; all patents and patent applications; and all Internet domain names, in each case, owned by each Company (the “Scheduled Company Intellectual Property”). With respect to each item of the Scheduled Company Intellectual Property, except as set forth in Section 3.21(a) of the Seller Disclosure Schedule: (i) the applicable Company possesses all right, title, and interest in and to the item, free and clear of any Lien, license, royalty or other restriction; and (ii) none of the applicable Company's rights will be terminated or impaired, or become terminable, in whole or in part, as a result of the transactions contemplated hereby. With respect to each item of the Scheduled Company Intellectual Property, except as set forth in Section 3.21(a) of the Seller Disclosure Schedule, the applicable Company's rights are valid and enforceable, all maintenance fees due and payable have been paid, and all filings required to maintain the validity thereof as of the Closing Date have been made.

(b)    Except as disclosed in Section 3.21(b) of the Seller Disclosure Schedule and since January 1, 2015, neither of the Companies nor Seller has received any written notice that a Company's use of the Company Intellectual Property Rights has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights owned by third parties. To the Knowledge of Seller, the operation by each Company of its business does not and has not infringed, misappropriated, diluted or otherwise violated the Intellectual Property rights owned by any third party. Except as disclosed in Section 3.21(b) of the Seller Disclosure Schedule and since January 1, 2015, neither Company has made any claim against any third party alleging infringement, misappropriation, dilution or other violation of any Company Intellectual Property Rights.

(c)    All employees and consultants of the Companies or their Affiliates who contributed to the discovery or development of any Company Intellectual Property Rights did so either (i) within the scope of his or her employment or (ii) pursuant to written agreements assigning all Intellectual Property arising therefrom to either or both of the Companies.

(d)    Except as disclosed in Section 3.21(d) of the Seller Disclosure Schedule, the use and dissemination by the Companies of personally identifiable data and information of consumers of its services or users of any websites operated by the Companies are in compliance, in all material respects, with all applicable privacy policies and terms of use and Applicable Law. Each Company uses commercially reasonable measures to protect the consumer information that is collected and maintained by it or by other Persons on its behalf. Since January 1, 2015, except as disclosed in Section 3.21(d) of the Seller Disclosure Schedule, to the Knowledge of Seller there has been no breach in the safeguards for such consumer information. Each Company uses commercially reasonable measures to protect the confidentiality of the Company Intellectual Property Rights applicable to it. Since January 1, 2015, except as disclosed in Section 3.21(d) of the Seller Disclosure Schedule, to the Knowledge of Seller there has been no breach in the safeguards for such confidential Company Intellectual Property Rights.

(e)    Section 3.21(e) of the Seller Disclosure Schedule lists all material Computer Programs owned by each Company. Except as disclosed in Section 3.21(e) of the Seller Disclosure Schedule, to the Knowledge of Seller such Computer Programs do not contain any open source software.

(f)    The IT Systems (i) operate in all material respects as necessary for the conduct of the business of the Companies in the same manner as such business is conducted and being administered as of the date hereof, (ii) are sufficient for the preparation of financial statements of N.I.S. in conformity with GAAP and for the preparation of financial statements of Ozark in conformity with SAP, and (iii) to the Knowledge of Seller, do not contain any “malware” or critical vulnerabilities that would reasonably be expected to interfere with the ability of the Companies to conduct their businesses as currently conducted. Except as set forth on Section 3.21(f) of the Seller Disclosure Schedule or as otherwise would not be material to either Company, the IT Systems (including for the avoidance of doubt any off-the-shelf software) are or are on “currently supported” versions. To the Knowledge of Seller, since January 1, 2015, there have been no material adverse events affecting the IT Systems that have caused a material adverse impact on either Company. To the Knowledge of Seller, each Company has implemented and maintains and complies with commercially reasonable business continuity and backup and disaster recovery plans and procedures with respect to the IT Systems. To the Knowledge of Seller, since January 1, 2015, there has been no failure, unauthorized access or use, or other adverse event affecting any of the IT Systems that has caused or would reasonably be expected to cause any material disruption to the conduct of the business of either Company.

SECTION 3.22.    Operations Insurance. Section 3.22 of the Seller Disclosure Schedule sets forth a true, complete and correct list, as of the date hereof, of all current insurance policies in respect of, or relating to, directors and officers liability, fiduciary liability, employment practices liability, errors and omissions liability, and workers' compensation liability, under which either Company is insured. All such policies are in full force and effect and all premiums due and payable thereon have been paid in full (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date, which amounts shall be paid prior to the Closing Date if so required) and neither Company is in material breach or default of any such policy. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, material alteration in coverage, or material premium increase with respect to, any such policies.

SECTION 3.23. Properties.

(a)    Except as set forth in Section 3.23(a) of the Seller Disclosure Schedule, (i) as of the date hereof, the Companies have and (ii) immediately following the Closing, the Companies will have, good and valid title to, or otherwise the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of the assets and contractual and other rights (real and personal, tangible and intangible, including Intellectual Property) that are exclusively or primarily used or held for use by the Companies, Seller or Seller's Affiliates in connection with the businesses of the Companies as of June 30, 2018 (collectively, the “Company Business Assets”), in each case free and clear of any Lien other than Permitted Liens. As of the Closing, any Permitted Liens on the Company Business Assets, individually or in the aggregate, do not materially interfere with the use of any such Company Business Asset by the Companies.

(b)    The buildings, structures and material equipment included in the Company Business Assets, considered in the aggregate, are in such repair and operating condition as necessary for the conduct of the business of the Companies as it is currently conducted, subject to ordinary wear and tear. To the Knowledge of Seller, there are no facts or conditions affecting the Company Business Assets, considered in the aggregate, that would reasonably be expected to interfere with the use, occupancy or operation of such Company Business Assets in any material respect.

(c)    Except as set forth in Section 3.23(c) of the Seller Disclosure Schedule, immediately following the Closing and after giving effect to the transactions contemplated by this Agreement and the other Transaction Agreements, the Companies will, own, possess, have a valid license to, have a valid leasehold interest in or, through an enforceable written contractual obligation, have access to and the legal right to use or receive the benefit of, all of the assets, properties, rights and privileges necessary for the conduct of the businesses of the Companies after Closing as they were conducted as of June 30, 2018 other than assets, properties, rights and privileges disposed of by the Companies in the ordinary course of business.

(d)    Section 3.23(d) of the Seller Disclosure Schedule sets forth a (i) correct street address of each parcel of real property in which each Company holds an ownership interest (the “Owned Real Property”), and (ii) list of all real property leases to which any Company is a party

(whether as a (sub)lessor, (sub)lessee, guarantor or otherwise) (the “Leases”; all real property in which the Companies hold a leasehold interest, whether as lessee or sublessee, the “Leased Real Property”; the Leased Real Property and Owned Real Property, collectively, the “Real Property”) and the street address with respect to the real property subject to the Leases. Except for the Owned Real Property and the Leases identified in Section 3.23(d) of the Seller Disclosure Schedule, neither Company owns any fee or leasehold interest in any real property (specifically excluding any interest in real property underlying securities in the investment portfolio of either Company) and neither Company has entered into any leases, arrangements, licenses or other agreements relating to the use, occupancy, sale, option, disposition or alienation of all or any portion of the Owned Real Property. Except as set forth in Section 3.23(d) of the Seller Disclosure Schedule, the Companies enjoy peaceful and undisturbed possession of the Real Property, and the Real Property constitutes all of the real property used or held for use by the Companies in connection with the businesses of the Companies. Except as set forth in Section 3.23(d) of the Seller Disclosure Schedule, the Companies own fee simple title to the Owned Real Property, and a valid leasehold interest in the Leased Real Property, free and clear of any Liens other than Permitted Liens. Each Lease is in full force and effect and enforceable by the Companies, as applicable, in accordance with its terms. No event has occurred and no condition exists that, with notice or lapse of time or both, would constitute a default by either Company or, to the Knowledge of Seller, any other party under any of the Leases, and neither the Companies nor, to the Knowledge of Seller, any such party is currently in default under any of the Leases. Except as set forth in Section 3.23(d) of the Seller Disclosure Schedule, neither Company has assigned or placed any Lien upon any Real Property.

(e)    Section 3.23(e) of the Seller Disclosure Schedule lists all of the bank accounts, custodial accounts and safety deposit accounts maintained by the Companies, including (i) the name of the depository or bank by which each such account is managed, (ii) the account number for each such account and (iii) the names of all Persons authorized by the Companies to draw thereon or have access thereto.

SECTION 3.24.    Books and Records. Except as disclosed in Section 3.24 of the Seller Disclosure Schedule, to the Knowledge of Seller, the Books and Records (i) are true, complete and correct in all material respects, (ii) have been maintained in all material respects in accordance with sound business practices, any applicable record keeping or maintenance requirements in the Contracts, Insurance Contracts and Reinsurance Contracts, and Applicable Law, (iii) contain no material Data Input Inaccuracies and otherwise accurately present and reflect in all material respects all of the businesses of the Companies and all transactions and actions related thereto, and (iv) have been prepared using processes and procedures for which there are no material weaknesses or significant deficiencies in internal controls over financial reporting that adversely affect the ability of Seller to accurately present and reflect in all material respects the businesses of the Companies and other transactions and actions related thereto.

SECTION 3.25.    Privacy and Security Matters; Access to Consumer Information. Except as set forth in Section 3.25 of the Seller Disclosure Schedule:

(a)    The Companies have in place (A) administrative, technical and physical safeguards designed to protect against the destruction, loss, or alteration of all personal, private,

health or financial information about individual policyholders, insured Persons, customers, consumers or benefits recipients (“Consumer Privacy Information”), (B) appropriate security measures designed to protect Consumer Privacy Information, and (C) privacy policies and procedures, all of which safeguards, measures and policies and procedures described in (A) - (C) above, meet or exceed the requirements of all Applicable Laws in all material respects. The Companies are, and since January 1, 2015 have been, in compliance, in all material respects, with all Applicable Laws applicable to the collection, use, disclosure, electronic disclosure, maintenance, transmission and security of Consumer Privacy Information (all such Applicable Laws, the “Privacy and Security Rules”), and their own formally adopted policies relating to the collection, use, disclosure, electronic disclosure, maintenance, transmission and security of Consumer Privacy Information.

(b)    Neither Company, during the preceding three (3) years, has been notified in writing or verbally that it is under investigation or audit, by any private party or Governmental Entity, arising out of an actual or alleged privacy or information security incident nor has any private party or Governmental Entity alleged any breach of contract or non-compliance with Applicable Laws related to a privacy or information security matter, and since January 1, 2015, there has been (i) to the Knowledge of Seller, no unauthorized access, use, destruction, modification, disclosure or transfer of any Consumer Privacy Information in the possession, custody or control of either Company, or a contractor or agent acting on behalf of either Company, and (ii) no claim in writing to either Company from any affected individual nor any request or inspection from any Governmental Entity that reasonably would be expected to give rise or has given rise to any liability under Applicable Law in relation to data protection, data security or privacy.

(c)    Neither Company is prohibited by the Privacy and Security Rules or such Company's formally adopted policies under the Privacy and Security Rules from providing Buyer with the Consumer Privacy Information that has been, or will be, provided to Buyer in connection with the transactions contemplated hereby. To the Knowledge of Seller, there has been no material breach of any of the Privacy and Security Rules with respect to the business of either Company. Each Company has in effect all agreements or contracts with vendors or other business associates required by the Privacy and Security Rules, and there has been no material breach of any such contract or agreement by either Company or, to the Knowledge of Seller, any other party thereto.

SECTION 3.26.    Investment Assets.

(a)    Section 3.26(a)(i) of the Seller Disclosure Schedule sets forth a true, complete and correct list of all Investment Assets held by Ozark as of June 30, 2018 and as of the close of business on October 1, 2018, with information included therein as to the Statutory Book Value and estimated fair market value of such Investment Assets as of each such date (except as otherwise provided on Section 3.26(a)(i) of the Seller Disclosure Schedule). Except as set forth in Section 3.26(a)(ii) of the Seller Disclosure Schedule, Ozark owns all such Investment Assets free and clear of all Liens, other than Permitted Liens.

(b)    Section 3.26(b) of the Seller Disclosure Schedule sets forth a true, complete and correct copy of the investment guidelines of Ozark as in effect on the date hereof (the “Investment Guidelines”). All Investment Assets of Ozark are permissible investments for Ozark and comply with all Applicable Laws governing admittance of assets for Ozark. All such Investment Assets have received a rating by the Securities Valuation Office of the NAIC or qualify as “filing exempt” under applicable NAIC rules as in effect as of the date hereof. Ozark has not taken, or omitted to take, any action that would cause any of its Investment Assets to be subject to any valid offset, defense or counterclaim against the right of such company to enforce the terms of such assets. No Investment Asset of Ozark is in arrears or default in the payment of principal or interest or dividends or has been permanently impaired to any material extent.

(c)    Neither Company invests in derivatives securities.

SECTION 3.27.    Broker-Dealer. Except as set forth in Section 3.27 of the Seller Disclosure Schedule:

(a)    N.I.S. is and has been, since January 1, 2015, duly registered as a broker-dealer under the Exchange Act and the FINRA rules (the “FINRA Rules”) under applicable State securities or “Blue Sky” laws. N.I.S. is a member in good standing of FINRA. The Seller has made available to Buyer copies of N.I.S.'s (i) Form BD and any amendments thereto filed with the SEC since January 1, 2015 and (ii) current membership agreement with FINRA. The information contained in such form/amendments was true and complete in all material respects at the time of filing, and since January 1, 2015, N.I.S. has made all material amendments to such form as it is required to make under the Applicable Law.

(b)    Except as disclosed in any Form BD or Form U-4 or U-5 filed by N.I.S. since January 1, 2015, N.I.S. is not, and no “associated person” (within the meaning of the Exchange Act) of N.I.S. is, ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an associated person of a registered broker-dealer. There is no Action pending and served upon N.I.S. or, to the Knowledge of Seller, such “associated person”, which would reasonably be expected to become the basis for any such ineligibility or disqualification.

(c)    N.I.S. and each of its “associated persons” (as defined in Article I, paragraph (rr) of the FINRA By-laws) who are required to be registered, licensed or qualified as a “registered representative” (as such term is defined under FINRA Rules), are, and have been since January 1, 2015 (or such later date upon which such registration became required under Applicable Law), duly registered as such and such registrations are and were, since January 1, 2015 (or such later date upon which such registration became required under Applicable Law), in full force and effect, or are or were in the process of being registered as such within the time periods required by Applicable Law, as applicable.

(d)    Since January 1, 2015, N.I.S. has maintained its minimum net capital (i) in compliance in all material respects with Applicable Laws imposed by the SEC or any other Governmental Entity and (ii) in an amount sufficient to ensure that it has not been required to file notice under Rule 17a-11 under the Exchange Act. N.I.S. has been since January 1, 2015, and currently is, in compliance in all material respects with all applicable regulatory requirements for the protection of customer funds and securities under Applicable Law.

(e)    N.I.S. maintains written policies and procedures reasonably designed to achieve compliance with Applicable Law relating to or affecting the conduct of its broker-dealer activities. Since January 1, 2015, N.I.S. has complied in all material respects with Applicable Law concerning its supervisory responsibilities with respect to the activities of its registered representatives. N.I.S. currently has, and since January 1, 2015 has had, an anti-money laundering program and a customer identification program in compliance in all material respects with the Applicable Law and has not violated in any material respect the terms of such programs.

SECTION 3.28.    Sufficiency of Assets. As of the Closing Date, the assets, properties and rights of the Companies will comprise assets, properties and rights that are sufficient to permit the Buyer to conduct and administer the businesses of the Companies immediately following the Closing Date in all material respects in the same manner as the businesses of the Companies are conducted and being administered as of the date hereof, except for assets, properties and rights of the Companies disposed of or terminated in the ordinary course of business and in conformity with Section 5.1.

SECTION 3.29.    Brokers. No broker, financial advisor, finder, investment banker or other Person is entitled to any broker's, financial advisor's, finder's or other fee, commission or similar compensation in connection with the transactions contemplated by the Transaction Agreements based upon arrangements made by or on behalf of the Seller or its Affiliates.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Buyer Disclosure Schedule, Buyer represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:
SECTION 4.1.        Organization and Standing.

(a)    Buyer is a life insurance company duly incorporated, duly organized, validly existing and in good standing under the laws of Colorado.

(b)    Buyer is a wholly owned Subsidiary of National Western Life Group, Inc., a corporation duly incorporated, duly organized and validly existing under the laws of Delaware (“NWLG”).

SECTION 4.2.        Authority. Each Buyer Party has the requisite corporate power and authority to enter into and deliver the Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated thereby. The execution and delivery by each Buyer Party of the Transaction Agreements to which it is or will be a party and the consummation by each Buyer Party of the transactions contemplated thereby have been and, with respect to the Transaction

Agreements to be executed and delivered at Closing, will be, duly authorized by all necessary corporate action on the part of such Buyer Party. Each of the Transaction Agreements to which a Buyer Party is or will be a party have been or, with respect to the Transaction Agreements to be executed and delivered at the Closing, will be, duly executed and delivered by such Buyer Party and, assuming the Transaction Agreements constitute legal, valid and binding agreements of the other parties thereto, constitute legal, valid and binding obligations of such Buyer Party, enforceable against such Buyer Party in accordance with their terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

SECTION 4.3.        Noncontravention; Consents. Except for such filings as may be required under the HSR Act or as disclosed in Section 4.3 of the Buyer Disclosure Schedule, the execution and delivery of the Transaction Agreements by each Buyer Party that is or will be a party thereto and the consummation and performance of the transactions contemplated thereby by such Buyer Party do not and will not (i) conflict with any of the provisions of the Organizational Documents of any Buyer Party, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time or both) under, give rise to a right of termination under, or result in the creation of any Lien (other than a Permitted Lien) on any property, asset or right of any Buyer Party or any of its Subsidiaries under, any contract to which any Buyer Party or any of its Subsidiaries is a party or (iii) subject to the matters referred to in the next sentence, contravene any Applicable Law, which, in the case of clauses (ii) and (iii) above, would materially impair the ability of Buyer to consummate and perform the transactions contemplated by the Transaction Agreements. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity is required by or with respect to any Buyer Party in connection with the execution and delivery of the Transaction Agreements by the Buyer Parties or the consummation and performance by the Buyer Parties of any of the transactions contemplated thereby, except for (i) such filings as may be required under the HSR Act, (ii) such consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 4.3 of the Buyer Disclosure Schedule and (iii) such other consents, approvals, authorizations, declarations, filings or notices which if not obtained or made would not, individually or in the aggregate, materially impair the ability of Buyer to consummate and perform the transactions contemplated by the Transaction Agreements.

SECTION 4.4.        Compliance with Applicable Laws. Except as disclosed in Section 4.4 of the Buyer Disclosure Schedule, Buyer is and has been in compliance with all Applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to impair materially the ability of Buyer to consummate the transactions contemplated by the Transaction Agreements. Except as disclosed in Section 4.4 of the Buyer Disclosure Schedule, Buyer has not received any written notice or other written communication from any Governmental Entity regarding any actual or alleged violation of, or failure on the part of Buyer to comply with, any Applicable Laws, in each case other than any such item that would not, individually or in the aggregate, reasonably be expected to impair materially the ability of Buyer to consummate the transactions contemplated by the Transaction Agreements.

SECTION 4.5.        Purchase Not for Distribution. The Shares to be acquired under the terms of this Agreement will be acquired by Buyer for its own account and not with a view to distribution. Buyer will not resell, transfer, assign, pledge or otherwise dispose of any Shares, except in compliance with the registration requirements of the Securities Act and any applicable state securities laws, or pursuant to an available exemption therefrom.

SECTION 4.6.        Litigation. There is no Action pending or, to the Knowledge of Buyer, threatened in writing against or affecting Buyer or any Affiliate of Buyer that (i) would reasonably be expected to restrain or enjoin the consummation of any of the transactions contemplated by this Agreement or (ii) would reasonably be expected to impair materially the ability of Buyer to consummate the transactions contemplated by this Agreement. Neither Buyer nor any of its Affiliates nor, to the Knowledge of Buyer, any officer, director or employee of Buyer or any of its Affiliates has been permanently or temporarily enjoined or barred by any order, judgment or decree of any Governmental Entity from engaging in or continuing any conduct or practice in connection with the business conducted by the Companies or otherwise that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Buyer Party to consummate the transactions contemplated by the Transaction Agreements.

SECTION 4.7.        Brokers. Except for Merger & Acquisition Capital Services, LLC, no broker, investment banker, financial adviser or other Person acting in a similar capacity is entitled to any broker's or similar fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any Affiliate (excluding the Companies).

SECTION 4.8.        Sufficient Funds. On the Closing Date, Buyer will have sufficient immediately available funds, or availability under existing credit facilities, to fund the Ozark Base Price and the N.I.S. Base Price and pay all other amounts (including fees and expenses) required to be paid by Buyer in order to consummate the transactions contemplated by the Transaction Agreements on the terms provided therein.

ARTICLE V
COVENANTS

SECTION 5.1.        Conduct of Business of the Companies.

(a)    Except as expressly contemplated by this Agreement, as set forth in Section 5.1(a) of the Seller Disclosure Schedule or as Buyer otherwise consents in advance, from the date of this Agreement to the Closing Date, Seller shall cause the Companies to carry on their businesses only in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve intact the sales volume of its current business organizations and preserve the goodwill of, and maintain its material relationships with, third parties (including Producers, insureds, suppliers, vendors, service providers, regulators and others having business dealings with them) and employees. Without limiting the generality of the foregoing, from the date of this Agreement to the Closing Date, except as expressly contemplated by this Agreement or as set forth in Section 5.1(a) of the Seller Disclosure Schedule, Seller shall not with respect to either Company, and Seller shall not permit either Company, without the prior consent of Buyer which shall not be unreasonably withheld or delayed, to:

(i)    enter into, amend, extend or terminate any Contract (or any agreement that if entered into as of the date hereof would be a Contract) other than in the ordinary course of business consistent with past practice;

(ii)    enter into any assumed or ceded reinsurance contract or, amend, effect or consent to a termination under, or waive compliance with any provision under, any Reinsurance Contract other than in the ordinary course of business consistent with past practice;

(iii)    other than in connection with the disposition or transfer of Investment Assets in accordance with the Investment Guidelines in the ordinary course of business, acquire, dispose of or transfer any material asset of such Company or that is or would be a material Company Business Asset;

(iv)    (A) split, combine or reclassify any of such Company's outstanding capital stock or equity securities or issue or authorize the issuance of any other stock or securities in respect of, in lieu of or in substitution for shares or other interests representing any of such Company's outstanding capital stock or equity securities, (B) whether directly or indirectly, purchase, redeem or otherwise acquire any shares or other interests representing outstanding capital stock or equity securities of such Company or any rights, warrants or options to acquire any such shares or interests or (C) amend the Organizational Documents of such Company, or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, of such Company;

(v)    issue, sell, grant, pledge, grant any option, warrant or right to purchase or subscribe to, enter into any arrangement or contract with respect to the issuance of, or otherwise encumber any shares or other interests representing the capital stock of or equity interests in such Company, any other voting securities or any securities convertible into or exchangeable for any such shares or interests, or issue, sell, grant or enter into any subscription, warrant, option, conversion or other right, agreement, commitment, arrangement or understanding of any kind, contingent or otherwise, to purchase or otherwise acquire, any such shares or interests, or any securities convertible into or exchangeable for any such shares or interests;

(vi)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any other Person or substantially all the assets of any other Person;

(vii)    promise, grant or agree to increase the compensation or benefits of any Company Employee other than in the ordinary course of business consistent with past practice, including making any grant or award of equity compensation, or accelerate the vesting of any compensation or benefit, other than in the ordinary course of business consistent with past practice, as required by any Employee Benefit Plan in-force as of the date hereof, or as specifically provided for in this Agreement;

(viii)    hire any new employee who would be a Company Employee or would replace a Company Employee, except as a non-exempt employee (as determined in accordance with the provisions of Section 13 of the Fair Labor Standards Act and applicable regulations) or in the ordinary course of business consistent with past practice (and Buyer shall be provided reasonable notice thereof);

(ix)    establish, amend or modify any Company Benefit Plan with respect to Company Employees, other than as required to comply with a change in Applicable Law or as required to consummate the transactions contemplated by the Transaction Agreements;

(x)    terminate any Company Employee, except in the ordinary course of business consistent with past practice;

(xi)    make or determine to make any material addition or reduction to its Reserves, make any material change in the accounting, sales, marketing, policy cancellation, actuarial, investment, Producer compensation, reserving, underwriting, reinsurance or claims administration principles, policies, practices or procedures, except as may be required by GAAP, SAP or Applicable Law;

(xii)    enter into any new line of business or launch, market, issue or agree to issue any new products other than in the ordinary course of business consistent with past practice or make material modifications or additions to the terms and conditions of the Insurance Contracts;

(xiii)    voluntarily abandon any material Permit, except to the extent required in order to comply with Applicable Law, or voluntarily terminate, fail to renew or permit to lapse any material Permit;

(xiv)    make or authorize any capital expenditures that are, in the aggregate, in excess of $100,000;

(xv)    incur, assume or guarantee any indebtedness for borrowed money or guarantee the obligations of another Person;

(xvi)    acquire any real property or any direct or indirect interest in any real property;

(xvii)    other than in connection with the management of Investment Assets, make any (a) loans except loans issued pursuant to the terms of a Life Insurance Contract or (b) advances or capital contributions to, or investments in, any other Person, other than loans and advances to Producers in the ordinary course of business consistent with past practice;

(xviii)acquire any Investment Assets, or dispose or transfer any Investments Assets, in each case in a manner that is inconsistent with the Investment Guidelines in effect on the date hereof;

(xix)pay, settle or compromise any material Action or threatened material Action, except for claims under policies and certificates of insurance within applicable policy limits;

(xx)make, change or revoke any election related to Taxes, settle or compromise any Tax liability, enter into any closing agreement or related agreement or arrangement related to Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, file any amended Tax Return, surrender any right to claim a refund of Taxes, or adopt or change any taxable period or any Tax accounting or Tax reserving method, in each case if any such election, change, revocation, settlement, compromise, consent, waiver or other action would have the effect of materially increasing the Tax liability of such Company for any period ending after the Closing Date;

(xxi)dispose of, permit to lapse, abandon, dedicate to the public domain, waive, release or assign any rights, or settle any claims, or permit the creation of any material Lien with respect to any material Intellectual Property of such Company;

(xxii)terminate, cancel or amend, or cause the termination, cancellation or amendment of, any material insurance coverage (and any surety bonds, letters of credit, cash collateral or other deposits related thereto required to be maintained with respect to such coverage) maintained by or for the benefit of such Company that is not replaced with comparable insurance coverage;

(xxiii)permit such Company to forgive, cancel or compromise any material debt or claim, or waive or release any right of material value;

(xxiv)default on any material indebtedness or fail to pay or satisfy when due any material liability (other than any such liability that is being contested in good faith); or

(xxv)enter into a binding agreement to take any of the foregoing actions.

(b)    Notwithstanding the foregoing, at Closing but with effect immediately prior to Closing, Seller shall (i) cause Ozark to distribute to Seller as a special dividend (the “Ozark Special Dividend”) all or a portion of cash and the assets described in Section 5.1(b)(i) of the Seller Disclosure Schedule with a statutory book value as of December 31, 2017 (as reflected in Ozark’s 2017 Annual Statement) equal to $102,703,950 and, if the value of such assets is insufficient for such purposes, all or a portion of the assets described in Section 5.1(b)(ii) of the Seller Disclosure

Schedule, as may be required; and (ii) cause N.I.S.to distribute to Seller as a special dividend (the “N.I.S. Special Dividend”) cash and short-term U.S. Treasury obligations (as reflected in the financial statements for N.I.S. as of such date filed with FINRA) equal to approximately $8,620,000.

SECTION 5.2.        Access to Information; Confidentiality. Prior to the Closing Date, Seller shall cause the Companies and Seller's Affiliates to afford to Buyer and its Representatives reasonable access, including access upon reasonable notice at reasonable times during normal business hours, to all of the Books and Records and all of the properties and management of the Companies and, during such period, Seller shall and shall cause the Companies to furnish to Buyer such information concerning the business, properties, financial condition, operations and senior personnel of the Companies that is in the possession or control of Seller or Seller's Affiliates, as Buyer may from time to time reasonably request, other than any such properties, books, contracts, records and information that (i) are subject to an attorney-client or other legal privilege that might be impaired by such disclosure or (ii) are subject to an obligation of confidentiality; provided, that (x) in the case of clause (i) Seller will use its reasonable best efforts to take such action (such as entering into a joint defense agreement or other arrangement to avoid loss of the attorney-client privilege) with respect to such books, records, contracts, properties and information as is necessary to permit disclosure to Buyer and Buyer's Representatives and (y) in the case of clause (ii) Seller shall notify Buyer promptly if any information is being withheld in reliance on clause (ii) and Seller shall use its reasonable best efforts to obtain a waiver of the applicable obligation. All requests for access or information pursuant to this Section 5.2 shall be directed to such Person or Persons as Seller shall designate. Without limiting the terms thereof, the Confidentiality Agreement shall govern the obligations of Buyer and its Representatives with respect to all information of any type furnished or made available to them pursuant to this Section 5.2.

SECTION 5.3.        Reasonable Best Efforts. Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Transaction Agreements.

SECTION 5.4.        Consents, Approvals and Filings.

(a)    Seller and Buyer shall each use its reasonable best efforts, and shall cooperate fully with each other (i) to comply as promptly as practicable with all requirements of Governmental Entities applicable to the transactions contemplated by the Transaction Agreements and (ii) to obtain as promptly as practicable all necessary permits, orders or other consents, approvals or authorizations of Governmental Entities and approvals, authorizations, consents, waivers or licenses of all other third parties necessary in connection with the consummation of the transactions contemplated by the Transaction Agreements (including those set forth in Section 3.6 of the Seller Disclosure Schedule or Section 4.3 of the Buyer Disclosure Schedule); provided, that (i) Buyer shall be responsible for and pay all HSR Act filing fees, (ii) except as provided in the immediately preceding clause (i), each party shall pay its own filing and application fees payable to Governmental Entities, (iii) except as expressly covered by other provisions of this Agreement, Seller shall be responsible for the costs (including any license or other fees and expenses) associated with obtaining any consents or waivers from third parties set forth in Section 3.6 of the Seller Disclosure Schedule or the replacement of the rights to which any such consents or waivers relate, and (iv) except as expressly covered by other provisions of this Agreement, Buyer shall be responsible for the costs (including any license or other fees and expenses) associated with obtaining any consents or waivers from third parties set forth in Section 4.3 of the Buyer Disclosure Schedule or the replacement of the rights to which any such consents or waivers relate. In connection therewith, Seller and Buyer shall make and cause their respective Affiliates to make all legally required (on such party's behalf) filings with Governmental Entities as promptly as practicable in order to facilitate prompt consummation of the transactions contemplated by the Transaction Agreements, shall provide and shall cause their respective Affiliates to provide such information and communications to Governmental Entities as such Governmental Entities may reasonably request, shall and shall cause their respective Affiliates to use reasonable best efforts to (x) avoid any Action by any Governmental Entity with respect to the transactions contemplated by the Transaction Agreements, and (y) defend or contest in good faith any Action by any third party (including any Governmental Entity), whether judicial or administrative, challenging any of the Transaction Agreements or the transactions contemplated thereby, or that reasonably would be expected to otherwise prevent, impede, interfere with, hinder or delay in any material respect the consummation of the transactions contemplated thereby. Except as may be prohibited by Applicable Law, each of the parties shall provide to the other party copies of all applications or other communications to Governmental Entities in connection with this Agreement in advance of the filing or submission thereof; provided, that neither party shall be required to provide the other with any information or materials that are commercially sensitive, contain personal information about an officer or director or are legally privileged.

(b)    Without limiting the generality of the foregoing, Buyer and Seller each shall: (i) file its notification and report forms required for its consummation of the transactions contemplated hereby pursuant to the HSR Act within ten (10) Business Days after the date hereof; (ii) comply, as promptly as is reasonably practicable, with any requests received by a party or any of its Affiliates under the HSR Act and any other Applicable Law for additional information, documents or other materials; and (iii) use commercially reasonable efforts to cause any waiting period under the HSR Act with respect to the transactions contemplated hereby to expire or terminate at the earliest time that is reasonably practicable and if mutually agreed by Buyer and Seller prior to filing, shall request “early termination” with respect to the waiting period under the HSR Act.

(c)    Without limiting the generality of the foregoing, within thirty (30) days after the date hereof, Buyer shall file with all applicable Insurance Regulators requests for approval of the transactions contemplated by the Transaction Agreements, which requests shall include all required exhibits.

(d)    Except as prohibited by Applicable Law, a reasonable time prior to furnishing any written materials to any Insurance Regulator or other Governmental Entity in connection with the transactions contemplated by the Transaction Agreements, Buyer shall furnish Seller with a copy thereof in advance so that Seller shall have a reasonable opportunity to provide comments thereon; provided, that Buyer shall not be required to provide Seller with any information or materials to the extent they are commercially sensitive, contain personal information about an officer or director or are legally privileged. Each party shall give to the other party prompt written notice if it receives any notice or other communication from any Insurance Regulator or other Governmental Entity in connection with the transactions contemplated by the Transaction Agreements, and, in the case of any such notice or communication which is in writing, shall promptly furnish the other party with a copy thereof. If any Insurance Regulator or other Governmental Entity requires that a hearing be held in connection with any such approval, each party shall use its reasonable best efforts to arrange for such hearing to be held promptly after the notice that such hearing is required has been received by such party. Each party shall give to the other party reasonable prior written notice of the time and place when any meetings, telephone calls or other conferences may be held by it with any Insurance Regulator or other Governmental Entity in connection with the transactions contemplated by the Transaction Agreements, and, unless prohibited by the applicable Insurance Regulator or other Governmental Entity and other than administrative telephonic conferences, the other party shall have the right to have a Representative or Representatives attend or otherwise participate in any such meeting, telephone call or other conference.

(e)    Notwithstanding anything to the contrary in this Agreement, no party shall be obligated to take or refrain from taking any action or to become subject to any condition, limitation, restriction or requirement, in each case that is imposed by a Governmental Entity on such party or its Affiliates in connection with the pursuit of the consent or approval of a Governmental Entity for the transactions contemplated hereby, that would reasonably be expected to result in a Burdensome Condition. For purposes of this Agreement, “Burdensome Condition” means (i) with respect to Buyer, any requirement to sell, divest, operate in a specified manner, hold separate or discontinue, before or after the Closing, any portion of the assets, liabilities, businesses or operations of the Buyer or its Affiliates existing prior to Closing, (ii) with respect to either Buyer or Seller, any requirement to commence, threaten or otherwise seek to commence any Action against a Governmental Entity or (iii) with respect to either Buyer or Seller, a material negative effect on or impairment of the economic benefits such party reasonably expected to derive from the consummation of the transactions contemplated hereby, had such party or its Affiliates not been obligated to take or refrain from taking the relevant action or to become subject to the relevant condition, limitation, restriction or requirement being imposed by a Governmental Entity.

SECTION 5.5.        Public Announcements. Each of Buyer and Seller, and their respective Affiliates, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statement with respect to the transactions contemplated by the Transaction Agreements (including regarding its plans relating to employees, Producers or other third parties or with respect to the funding or operation of the business of the Companies) and shall not issue any such press release or make any such public statement with respect to such matters without the advance approval of the other party following such consultation (such approval not to be unreasonably withheld or delayed), except as may be required by Applicable Law.

SECTION 5.6.        Related Party Agreements. Except as set forth in Section 5.6 of the Seller Disclosure Schedule, all of the Related Party Agreements will be terminated immediately prior to the Closing, including by terminating participation of each Company in all agreements between Seller and its respective Affiliates (other than the other Company), on the one hand, and such Company, on the other hand, and Seller shall cause all intercompany balances between Seller and its respective Affiliates (other than the Companies), on the one hand, and such Company, on the other hand, to be paid in full and settled immediately prior to the Closing or as soon thereafter as is practicable. As a result of the termination of the Related Party Agreements, at Closing Seller and Ozark will enter into a Transition Services Agreement in substantially the form attached hereto as Exhibit B (the “Transition Services Agreement”) to provide for the continuation of certain services presently addressed by one or more of the Related Party Agreements.

SECTION 5.7.        Further Assurances.

(a)    On and after the Closing Date, Seller and Buyer shall, and shall cause their respective Affiliates to, use reasonable best efforts to execute and deliver, or shall cause to be executed and delivered, such documents, certificates, agreements and other writings and shall take, or shall cause to be taken, such further actions as may be reasonably required or requested by any party to carry out the provisions of the Transaction Agreements and consummate or implement expeditiously the transactions contemplated by the Transaction Agreements.

(b)    From and after the Closing, if the Buyer or the Companies, on one hand, or the Seller, on the other hand, receive any payment from a third party that is the property of the other pursuant to the terms of this Agreement, the Buyer or Companies, on one hand, or the Seller, on the other hand, as applicable, shall (i) hold such payment as agent for and on behalf of the other and (ii) promptly (and in no event later than ten (10) Business Days following receipt) remit such payment to the other.

SECTION 5.8.        Access to Books and Records.

(a)    Until the seventh (7th) anniversary of the Closing (provided, that Buyer shall give thirty (30) days' notice to Seller prior to destroying any records to permit Seller, at its expense, to examine, duplicate or repossess such books and records), Buyer shall, and shall cause each of its Affiliates to, afford promptly to Seller and its Representatives reasonable access to the books, records, management, auditors and other advisors of the Companies, and provide information with respect to the Companies in a readily accessible form (including financial information in a form consistent with the Companies' historical practice for the preparation of such financial information), to the extent reasonably required by Seller for any lawful business purpose, including litigation, disputes, compliance, financial reporting (including financial audits of historical information), loss reporting, regulatory and accounting matters, and Buyer shall reasonably cooperate with Seller and its Representatives to furnish such books and records and information and make available such management, auditors and other advisors of the Companies; provided, that such access does not unreasonably interfere with the conduct of the business of Buyer or the Companies; and provided further, that the Buyer shall, and shall cause each of its Affiliates to, afford to Seller and its Representatives reasonable access to such books and records as are reasonably necessary for the Seller to administer the CNS Corporation Equity Participation Plan for such period of time as is reasonably necessary for the Seller to administer such plan. Notwithstanding the foregoing, access to records relating to Taxes shall be governed exclusively by Section 8.5.

(b)    Until the seventh (7th) anniversary of the Closing (provided, that Seller shall give thirty (30) days' notice to Buyer prior to destroying any records to permit Buyer, at its expense, to examine, duplicate or repossess such books and records), Seller shall, and shall cause Seller's Affiliates to, afford promptly to Buyer and its Representatives reasonable access to the books, records, officers, employees, auditors and other advisors relating to the Companies, and provide information with respect to the Companies in a readily accessible form (including financial information in a form consistent with Sellers or such Affiliate's historical practice for the preparation of such financial information), to the extent reasonably required by Buyer for any lawful business purpose, including litigation, disputes, compliance, financial reporting (including financial audits of historical information), loss reporting, regulatory and accounting matters, and Seller shall, and shall cause its Affiliates to, reasonably cooperate with Buyer and its Representatives to furnish such books and records and information and make available such officers, employees, auditors and other advisors with respect to the Companies; provided, that such access does not unreasonably interfere with the conduct of the business of Seller or Seller's Affiliates. Notwithstanding the foregoing, access to records relating to Taxes shall be governed exclusively by Section 8.5.

SECTION 5.9.        Delivery of Books and Records. At the Closing, Seller shall cause all Books and Records in the possession of Seller or any of Seller's Affiliates to be delivered to Buyer (or a Person designated by Buyer) in the manner (and in the case of physical Books and Records at the location(s)) reasonably requested by Buyer, in all cases to the extent not located at an office of the Companies or in an offsite storage facility leased or licensed by the Companies.

SECTION 5.10.    D&O Liabilities. Prior to Closing, Buyer shall locate and have available (subject to the payment of premium) director and officer “tail coverage” insurance, including stand-alone Side A coverage, for a claims reporting or discovery period of at least three years from the Closing Date, secured from an insurance carrier with a comparable credit rating as the current insurance carrier of the Companies with respect to directors' liability insurance and in an amount and scope comparable to the Companies existing policies with respect to matters existing or occurring at or prior to the Closing Date. Prior to or at the Closing, Buyer shall directly pay the insurance company for all costs of securing such policy. Buyer shall provide sufficient evidence to Seller that such insurance has been bound no later than the Closing.

SECTION 5.11.    Non-Competition.

(a)    For a period of five (5) years following the Closing Date, Seller shall not, and shall cause each of its Affiliates not to, engage in the business of selling any life insurance or annuities within the United States (“Competing Business”) through any Producer or otherwise.

(b)    Following the Closing Date, Seller shall not, and shall cause each of its Affiliates to not (i) initiate, promote or establish any program for the substitution, surrender, exchange, termination or systematic replacement of all or any portion of the coverage provided by any Insurance Contract with an insurance policy, annuity contract or coverage written or sold by Seller or any of its Affiliates, (ii) induce or provide any incentive (financial or otherwise) to any Producer to terminate its relationship with either Company, (iii) induce or provide any incentive (financial or otherwise) to any Producer to target or solicit, or cause to be targeted or solicited (on a systematic basis or otherwise) any holder of an Insurance Contract to replace all or any portion of the coverage provided by such Insurance Contract with an insurance policy, annuity contract or coverage written or sold by Seller or any of its Affiliates or any other Person or (iv) use the list of holders of Insurance Contracts or information related to pricing or forms of such policies and contracts or similar proprietary information of the Companies for any purpose without Buyer's prior written consent.

(c)    Notwithstanding anything to the contrary set forth in Section 5.11(a), and without implication that the following activities otherwise would be subject to the provisions of this Section 5.11, nothing in Section 5.11(a) shall preclude, prohibit or restrict Seller or any of its Affiliates from engaging, or require Seller to cause any of its Affiliates not to engage, in any manner in any of the following:

(i)    engaging in the activities that are described in Section 5.11(c) of the Seller Disclosure Schedule;

(ii)    making passive investments in any entity in the ordinary course of business, including in a general or separate account of an insurance company, in Persons engaged in a Competing Business; provided, that Seller or such Affiliate of Seller: (A) does not have the right to designate a majority of the members of the board of directors or other governing body of such entity or otherwise to direct the operation or management of any such entity, (B) is not a participant with any other Person in any group (as such term is used in Regulation 13D of the Exchange Act) with such right and (C) owns less than ten percent (10%) of the outstanding voting securities (including convertible securities) of such entity; or

(iii)    acquiring any business, or acquiring, merging or combining with any Person (an “Acquired Business”), where the Acquired Business derived more than ten percent (10%) of its net operating revenue on a consolidated basis for the most recent fiscal year from a Competing Business; provided, that within one year after such acquisition, merger or combination, either (A) Seller or such Affiliate of Seller shall have disposed of the relevant portion of such Acquired Business that engages in the Competing Business or (B) Seller or such Affiliate of Seller shall have modified the Acquired Business such that the Acquired Business will thereafter derive less than ten percent (10%) of its net operating revenue on a consolidated basis from such Competing Business.

SECTION 5.12.    Non-Solicitation. Except as otherwise provided in or contemplated by the Transition Services Agreement, for a period of five (5) years following the Closing Date, without the prior written consent of Buyer, Seller shall not and shall cause its Affiliates to not, whether directly or indirectly, solicit for employment, employ or contract for the services of any Company Employee; provided, that nothing in this Section 5.12 shall prohibit Seller or its Affiliates from engaging in general solicitations not directed at such Persons or from soliciting, employing or contracting for the services of any such Person whose employment with or engagement by Buyer or any of its Affiliates (including the Companies) has been terminated by Buyer or its applicable Affiliate or who has otherwise ceased to be employed or engaged by Buyer or any of its Affiliates

(including the Companies) for a period of at least twelve months prior to the first contact by Seller or its Affiliate with such Person.

SECTION 5.13.     Employee Matters.

(a)    Transfer of Employment. Each Company Employee who is employed by a Company as of Closing Date shall remain an employee of such Company following the Closing Date. Each Company Employee who is an employee of Seller or any of its Affiliates (other than the Companies) who is assigned to primarily providing services to the Companies as of the Closing Date (each such employee, a “Scheduled Employee”) shall be governed by this Section 5.13(a). Prior to the Closing, Buyer shall, or shall cause an Affiliate of Buyer to, offer employment to each Scheduled Employee identified on Schedule 5.13(a) who is actively employed (including any Scheduled Employee who is on vacation or other paid-time off) as of the Closing Date for a position substantially similar to the position held by such Scheduled Employee immediately prior to the Closing Date. On or prior to the Closing, Seller shall take all necessary actions to terminate the employment with Seller or any of its Affiliates of each such Scheduled Employee. With respect to any Scheduled Employee who is on a leave of absence as of the Closing Date, whether paid or unpaid, including leave under the Family Medical Leave Act of 1993 or short-term or long-term disability leave (an “Inactive Employee”), Buyer shall make, or shall cause an Affiliate of Buyer to make, an offer of employment to such Inactive Employee in the manner specified in this Section 5.13(a), with such offer being contingent upon such Inactive Employee returning to active status within six (6) months following the Closing Date. Until an Inactive Employee returns to active status and accepts the offer of employment made by Buyer or its Affiliates, the Inactive Employee shall continue to be employed by Sellers or an Affiliate of Seller during such six (6) month period. Each Scheduled Employee identified on Schedule 5.13(a) who accepts the offer of employment from Buyer or its affiliates or continues as an employee of the Companies shall be referred to herein as a “Covered Employee”.

(b)    Terms and Conditions of Employment. For the benefit of each Covered Employee and for a period of at least twelve (12) months from and after the Closing Date while such Covered Employee remains employed, Buyer shall provide, or cause the Companies to provide: (i) each Covered Employee with base salary or wage rates that are comparable to those in effect for such Covered Employee immediately prior to the Closing Date; and (ii) employee benefits under Employee Benefit Plans no less favorable in the aggregate to either (x) those Employee Benefit Plans sponsored by the Company (which shall not include, for the avoidance of doubt, the CNS Corporation Equity Participation Plan) and in effect as of the Closing Date or (y) those maintained or contributed to by Buyer or any Affiliate of Buyer for similarly situated Buyer employees (collectively, the “Buyer Benefit Plans”).

(c)    Seller Benefit Plan. Seller and its Affiliates shall retain the CNS Corporation Equity Participation Plan (the “Seller Benefit Plan”). Notwithstanding any provision of this Agreement to the contrary, Seller and its Affiliates shall bear and be responsible, and indemnify and hold harmless, Buyer and its Affiliates (including the Company from and after the Closing Date) for all liabilities and all obligations with respect to such Seller Benefit Plan.

(d)    Incentive and Equity Awards. Payments due to a Covered Employee under any bonus, incentive, or equity or equity-based awards due under any Company Benefit Plan, if any (“Company Incentive Award”), shall be paid by the Buyer or its Affiliates in accordance with the terms and conditions of each applicable plan.

(e)    No Modification. The provisions of this Section 5.13 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to (i) constitute an amendment to or establishment of any Employee Benefit Plan or other compensation and benefits plans maintained for or provided to Covered Employees or any other Persons prior to or following the Closing Date, or (ii) confer upon or give to any Person (including, for the avoidance of doubt, any Covered Employee or any current or former employees, directors, or independent contractors of the Companies, Seller or any of their Affiliates, or on or after the Closing, Buyer, the Companies or any of their post-Closing Affiliates), other than the parties hereto, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 5.13 under or by reason of any provision of this Agreement. Buyer and its Affiliates shall have no obligation to continue to employ any Covered Employee following the Closing and nothing in this Section 5.13 shall be construed to limit any rights Buyer or its Affiliates have under any Buyer Benefit Plan or any other compensation or benefit plan or arrangement to amend, modify or terminate any such plan or arrangement.

SECTION 5.14.    Notice of Certain Events. From the date hereof until the Closing, Seller shall promptly notify Buyer in writing of: (i) any circumstance, event or action of which Seller has Knowledge relating to Seller or either Company the existence, occurrence or taking of which (A) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (B) has resulted or would reasonably be expected to result in the failure of any of the conditions set forth in Sections 6.1 or 6.2 to be satisfied and (ii) any Action commenced or, to the Knowledge of Seller, threatened, against either Company that, if pending on the date hereof, would have been required to have been disclosed pursuant to Section 3.14. From the date hereof until the Closing, Buyer shall promptly notify Seller in writing of any circumstance, event or action relating to Buyer or any of its Affiliates the existence, occurrence or taking of which has resulted or would reasonably be expected to result in the failure of any of the conditions set forth in Sections 6.1 or 6.3 to be satisfied.

SECTION 5.15.    Release of Claims. Effective as of the Closing, Seller and its Affiliates (each, a “Releasing Seller Party”) hereby releases and absolutely forever discharges each Company and its directors, officers and employees (each, a “Released Company Party”) from and against all Released Company Matters. As used herein, “Released Company Matters” means any and all claims, demands, damages, debts, liabilities, obligations, costs, expenses (including attorneys' and accountants' fees and expenses), actions and causes of action of any nature whatsoever, whether now known or unknown, suspected or unsuspected, that such Releasing Seller Party now has, or at any time previously had, or shall or may have in the future, as a stockholder, officer, director, contractor, consultant or employee of the Companies or otherwise, arising by virtue of or in any matter related to any actions or inactions with respect to the Companies or their affairs on or before the Closing Date. It is the intention of the Releasing Seller Parties that the foregoing release shall be effective as a full and final accord and satisfaction and general release of and from all Released

Company Matters and the final resolution by the Releasing Seller Parties and the Released Company Parties of all Released Company Matters.

SECTION 5.16.    Interim Financial Statements and Reports.

(a)    From the date hereof until the Closing, within 45 days following the end of each calendar quarter, Seller shall deliver to Buyer (i) the unaudited balance sheet of N.I.S. as of the end of such quarter prepared in accordance with GAAP and the unaudited statements of income and changes in stockholder's equity for N.I.S. for such quarter prepared in accordance with GAAP consistently applied during the quarter involved (the “Subsequent GAAP Financial Statements”), and (ii) the unaudited balance sheet of Ozark as of the end of such quarter prepared in accordance with SAP and the unaudited statements of income and changes in stockholder's equity for Ozark for such quarter prepared in accordance with SAP consistently applied during the quarter involved (the “Subsequent SAP Financial Statements”).

(b)    From the date hereof until the Closing, Seller shall deliver to Buyer reasonably promptly following the filing thereof, all statutory financial statements for the Companies if any, filed with a Governmental Entity, in each case prepared after the date hereof and prior to the Closing Date (the “Subsequent Statutory Financial Statements”).

SECTION 5.17.    Investment Assets. At or prior to the Closing, Seller shall deliver to Buyer a true, complete and correct list of all Investment Assets of Ozark with information included therein as to the Statutory Book Value and estimated fair market value of such Investment Assets (except as otherwise provided on Section 3.26(a)(i) of the Seller Disclosure Schedule) calculated in a manner consistent with the calculations with respect to such assets in Section 3.26(a)(i) of the Seller Disclosure Schedule, in each case, as of the close of business on a day requested in writing (delivered not less than three (3) Business Days prior to the Closing Date) by Buyer, provided that such day shall be at least two (2) Business Days prior to the Closing Date.

SECTION 5.18.    Agency Agreements. Prior to the Closing, the Seller shall cause (a) the Agency Agreement to be terminated and (b) the Individual Agent Agency Agreements to be assigned by Seller to Ozark. In connection with the actions described in subclause (b), prior to the Closing, the Seller shall inform the individual agents who are parties to such Individual Agent Agency Agreements of such assignment and undertake such additional actions as may be reasonably requested by the Buyer to facilitate such assignment.

ARTICLE VI
CONDITIONS PRECEDENT

SECTION 6.1.        Conditions to Each Party's Obligations. The obligations of Buyer and Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver in writing at or prior to the Closing of the following conditions:

(a)    Approvals. All consents, approvals or authorizations of, declarations or filings with or notices to any Governmental Entity required to be obtained or made prior to the

Closing Date in connection with the transactions contemplated hereby, including those set forth in Section 3.6 of the Seller Disclosure Schedule and Section 4.3 of the Buyer Disclosure Schedule, shall have been obtained or made and shall be in full force and effect and all waiting periods required by Applicable Law, including the waiting period under the HSR Act, shall have expired or been terminated, in each case without the imposition of a Burdensome Condition with respect to the party seeking to invoke this condition.

(b)    No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction and no statute, rule or regulation of any Governmental Entity preventing the consummation of the purchase and sale of the Shares or any other material transaction contemplated by the Transaction Agreements shall be in effect.

SECTION 6.2.        Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver in writing at or prior to the Closing of the following additional conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of Seller set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.23(a), 3.26(a) and 3.29 shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date (except to the extent any such representation and warranty speaks only as of a different date, in which event such representation and warranty shall be true and correct as of such date); and (ii) each of the other representations and warranties of Seller set forth in this Agreement shall be true and correct (without giving effect to any limitation or qualifications set forth therein as to materiality or Material Adverse Effect, other than as set forth in subclause (ii) of the first sentence of Section 3.10) on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty speaks only as of a different date, in which event such representation and warranty shall be true and correct as of such date), except where the failure of any such representations and warranties referenced in clause (ii) to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)    Performance of Obligations of Seller. Seller shall have performed and complied in all material respects with all agreements, obligations and covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date.

(c)    Closing Deliveries. Seller shall have delivered or caused to be delivered to Buyer each of the documents required to be delivered pursuant to Section 2.3(a).

(d)    No Material Adverse Effect. No fact, circumstance, condition, event or change shall exist or have occurred or come to exist since June 30, 2018 that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)    No Litigation. No Action shall be pending or threatened before any Governmental Entity that would reasonably be expected to prevent the consummation of the purchase and sale of the Shares or any other material transaction contemplated by the Transaction Agreements, declare unlawful the transactions contemplated by this Agreement, cause such transactions to be rescinded or materially and adversely affect the right of Buyer to own, operate or conduct the Companies, and no Order shall have been issued by any Governmental Entity that has any of the foregoing effects.

(f)    Adjusted Initial Amount. The Adjusted Initial Amount shall not be greater than $206,000,000.

SECTION 6.3        Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver in writing at or prior to the Closing of the following additional conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of Buyer set forth in Sections 4.1, 4.2, 4.5 and 4.7 shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though made on the Closing Date; and (ii) each of the other representations and warranties of Buyer set forth in this Agreement shall be true and correct (without giving effect to any limitation or qualifications set forth therein as to materiality or Material Adverse Effect) on and as of the date of this Agreement and on and as of the Closing Date (except to the extent any such representation and warranty speaks only as of a different date, in which event such representation and warranty shall be true and correct as of such date), except where the failure of any such representations and warranties referenced in clause (ii) to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Buyer to consummate the transactions contemplated by the Transaction Agreements.

(b)    Performance of Obligations of Buyer. Buyer shall have performed and complied in all material respects with all agreements, obligations and covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date.

(c)    Closing Deliveries. Buyer shall have delivered or caused to have delivered to Seller each of the documents required to be delivered pursuant to Section 2.3(b).

(d)    No Litigation. No Action shall be pending or threatened before any Governmental Entity that would reasonably be expected to prevent the consummation of the purchase and sale of the Shares or any other material transaction contemplated by the Transaction Agreements, declare unlawful the transactions contemplated by this Agreement, or cause such transactions to be rescinded, and no Order shall have been issued by any Governmental Entity that has any of the foregoing effects.

ARTICLE VII
INDEMNIFICATION

SECTION 7.1.        Survival of Representations, Warranties and Covenants.

(a)    The representations and warranties of Seller and Buyer contained in this Agreement and any certificate furnished by Seller or Buyer pursuant to this Agreement shall survive the Closing and shall terminate and expire on the date that is eighteen (18) months following the Closing Date; provided, that (i) the representations and warranties made in or with respect to Sections 3.1, 3.2, 3.3, 3.4, and 3.29 (each, a “Seller Fundamental Representation”) and Sections 4.1, 4.2, 4.5 and 4.7 (each, a “Buyer Fundamental Representation”) shall survive indefinitely, (ii) the representations and warranties made in or with respect to Section 3.11 shall survive until the third anniversary date of the Closing Date and (iii) the representations and warranties made in Section 3.12 shall survive the Closing and terminate as provided in Section 8.6(b).

(b)    To the extent that it is to be performed after the Closing, each covenant and agreement in this Agreement will survive and remain in effect (i) indefinitely or (ii) for the shorter period expressly specified therein, after which time no claim for indemnification with respect thereto may be brought hereunder. All covenants in this Agreement that by their terms are required to be fully performed prior to the Closing will survive until the date that is eighteen (18) months from the Closing Date, after which time no claim for indemnification with respect thereto may be brought hereunder.

(c)    Notwithstanding clauses (a) and (b) above, any claim for indemnity under Section 7.2 that is asserted in good faith with reasonable specificity (to the extent known at such time) and in a written claims notice delivered to the applicable Indemnitor prior to the expiration of the applicable survival period set forth in clause (a) or (b) above shall not thereafter be barred by the expiration of such survival period and such claim shall survive until finally resolved.

SECTION 7.2.        Indemnification.

(a)    From and after Closing, Seller shall indemnify and hold harmless Buyer and its Affiliates, and their respective Representatives and their respective successors and permitted assigns (collectively, the “Buyer Indemnified Persons”) from and against and reimburse each of them for any and all Indemnifiable Losses to the extent resulting from or arising out of:

(i)    any breach of any representation or warranty of Seller made in this Agreement or any certificate furnished by Seller pursuant to this Agreement (other than those set forth in or with respect to Section 3.11, 3.12 or any Seller Fundamental Representation);

(ii)    any breach of any representation or warranty of (x) Seller made in Section 3.11 of this Agreement or any certificate furnished by Seller pursuant to this Agreement, or (y) any Seller Fundamental Representation made in this Agreement in any certificate furnished by Seller pursuant to this Agreement or with respect thereto; or

(iii)    any breach or nonfulfillment of any agreement or covenant of Seller under this Agreement (other than any agreement or covenant in Article VIII).

(b)    From and after Closing, Buyer shall indemnify and hold harmless Seller and its Affiliates and their respective Representatives and their respective successors and permitted assigns (collectively, the “Seller Indemnified Persons”) from and against and reimburse each of them for any and all Indemnifiable Losses to the extent resulting from or arising out of:

(i)    any breach of any representation or warranty of Buyer made in this Agreement or any certificate furnished by Buyer pursuant to this Agreement (other than a Buyer Fundamental Representation);

(ii)    any breach of any Buyer Fundamental Representation made in this Agreement or in any certificate furnished by Buyer pursuant to this Agreement; or

(iii)    any breach or nonfulfillment of any agreement or covenant of Buyer under this Agreement (other than any agreement or covenant in Article VIII).

(c)    Solely for purposes of determining the amount of any Indemnifiable Losses under this Article VII with respect to any representation or warranty contained in this Agreement or any certificate furnished by Seller or Buyer pursuant to this Agreement that was breached, each such representation and warranty shall be read without regard to any materiality or Material Adverse Effect qualifier contained therein.

SECTION 7.3.        Certain Limitations.

(a)    No party shall be obligated to indemnify and hold harmless its respective Indemnitees under Section 7.2(a)(i) (in the case of Seller) or Section 7.2(b)(i) (in the case of Buyer) (i) unless and until the aggregate amount of all Indemnifiable Losses of the Indemnitees under such Section 7.2(a)(i) or such Section 7.2(b)(i), as the case may be, exceeds $1,521,291 (the “Deductible”), at which point such Indemnitor shall only be liable to its respective Indemnitees for the value of the Indemnitee's claims under Section 7.2(a)(i) or such Section 7.2(b)(i), as the case may be, in excess of such Deductible, subject to the limitations set forth in this Article VII. Except in the case of any Fraud, the maximum aggregate liability of Seller, on the one hand, and Buyer on the other hand, to their respective Indemnitees for any and all Indemnifiable Losses under Section 7.2(a)(i), in the case of Seller, or Section 7.2(b)(i), in the case of Buyer, shall be $20,000,000.

SECTION 7.4.        Definitions. As used in this Agreement:

(i)    “Indemnitee” means any Person entitled to indemnification under this Agreement;

(ii)    “Indemnitor” means any Person required to provide indemnification under this Agreement;

(iii)    “Indemnifiable Losses” means any and all damages, losses, liabilities, obligations, costs and expenses (including reasonable attorneys' fees and expenses) suffered or incurred by the Indemnitee; provided, that such damages, losses, liabilities, obligations, costs and expenses (x) shall in no event include any amounts constituting consequential, incidental, indirect, special or punitive damages (except to the extent actually paid to a third party in connection with a Third Party Claim) and (y) shall be net of any (A) amounts actually recovered (after deducting related reasonable costs and expenses and any deductibles) by the Indemnitee with respect to such damages, losses, liabilities, obligations, costs and expenses under any insurance policy, reinsurance agreement, warranty or indemnity or otherwise from any Person other than a party hereto, and the Indemnitee shall promptly reimburse the Indemnitor for any such amount that is received by it from any such other Person with respect to such damages, losses, liabilities, obligations, costs and expenses (after deducting related reasonable costs and expenses and any deductibles) after any indemnification with respect thereto has actually been paid pursuant to this Agreement, and (B) amounts to the extent expressly reserved for and included in the calculation of the Ozark Final Closing Statutory Value or the N.I.S. Final Closing Working Capital; and

(iv)    “Third Party Claim” means any claim, action, suit, or proceeding made or brought by any Person that is not an Indemnitee.

SECTION 7.5.        Procedures for Third Party Claims.

(a)    If any Indemnitee receives notice of assertion or commencement of any Third Party Claim against such Indemnitee in respect of which an Indemnitor may be obligated to provide indemnification under this Agreement, the Indemnitee shall give such Indemnitor reasonably prompt written notice (but in no event later than thirty (30) days after becoming aware) thereof and such notice shall include a reasonable description of the claim and any documentation of the Third Party Claim and, to the extent identifiable, an estimate of the Indemnifiable Loss and shall reference the specific sections of this Agreement that form the basis of such claim; provided, that no delay on the part of the Indemnitee in notifying any Indemnitor shall relieve the Indemnitor from any obligation hereunder unless (and then solely to the extent) the Indemnitor is actually prejudiced by such delay (except that the Indemnitor shall not be liable for any expenses incurred during the period in which the Indemnitee failed to give such notice). Thereafter, the Indemnitee shall deliver to the Indemnitor, promptly after the Indemnitee's receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim.

(b)    Subject to this Section 7.5(b), the Indemnitor will be entitled to participate in the defense of any Third Party Claim and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnitor that is reasonably acceptable to the Indemnitee. Should the Indemnitor so elect to assume the defense of a Third Party Claim, the Indemnitor will not as long as it conducts such defense be liable to the Indemnitee for legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof except as set forth in the next sentence. If the Indemnitor assumes such defense, the Indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnitor; provided, that Indemnitee will have the right to assume the defense and/or receive reimbursement from Indemnitor for the costs and expense of such separate counsel if (i) Indemnitor and Indemnitee are both named parties to the proceedings and Indemnitee shall have concluded in good faith that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or the availability to Indemnitee of one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to Indemnitor in respect thereof or (ii) Indemnitor fails to diligently pursue a Third Party Claim it has assumed. The Indemnitor will be liable for the reasonable fees and expenses of counsel employed by the Indemnitee for any period during which the Indemnitor has not assumed the defense thereof (other than during any period in which the Indemnitee shall have not yet given notice of the Third Party Claim as provided above). In no event shall the Indemnitee's right to indemnification for a Third Party Claim be adversely affected by its assumption of the defense of such Third Party Claim. All of the parties shall reasonably cooperate in the defense of any Third Party Claim. Such cooperation includes the retention and (upon request) the provision to the other of reasonably requested records and information that are relevant to such Third Party Claim, and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnitor has assumed the defense of a Third Party Claim, the Indemnitee shall not pay, settle, compromise or discharge, such Third Party Claim without the Indemnitor's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). If the Indemnitor has assumed the defense of a Third Party Claim, the Indemnitor may only pay, settle, compromise or discharge a Third Party Claim with the Indemnitee's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that the Indemnitor may pay, settle, compromise or discharge such a Third Party Claim without the written consent of the Indemnitee if such settlement (i) includes a release of the Indemnitee from all liability in respect of such Third Party Claim, (ii) does not subject the Indemnitee to any injunctive relief or other equitable remedy, (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of the Indemnitee and (iv) only involves the payment of monetary damages by the Indemnitor.

SECTION 7.6.        Direct Claims. The Indemnitor will have a period of thirty (30) days within which to respond in writing to any claim by an Indemnitee on account of an Indemnifiable Loss that does not result from a Third Party Claim. If the Indemnitor does not so respond within such 30-day period, the Indemnitor will be deemed to have rejected such claim, in which event the Indemnitee may pursue such remedies as are then available to the Indemnitee.

SECTION 7.7.        Additional Indemnification Procedures.

(a)    In accordance with Applicable Law, an Indemnitee shall take, and shall cause its Affiliates to take, all commercially reasonable steps to mitigate any Indemnifiable Losses upon and after becoming aware of any facts, matters, failures or circumstances that would reasonably be expected to result in any Indemnifiable Losses.

(b)    To the extent that any amounts are recoverable under any insurance policy, reinsurance agreement, warranty or indemnity or otherwise from any Person other than a party hereto that would reduce the amount of Indemnifiable Losses, Indemnitee will, on a timely and expeditious basis, use commercially reasonable efforts to effect recovery under such applicable insurance policy, reinsurance agreement and warranty and otherwise pursue to conclusion available remedies or causes of action to recover the amount of such claim as may be available thereunder.

(c)     In the event of payment by or on behalf of an Indemnitor to any Indemnitee in connection with any claim or demand by a Person other than the parties hereto or their respective Affiliates, such Indemnitor shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such claim or demand against any claimant or plaintiff asserting such claim or demand. Any such Indemnitee shall cooperate with such Indemnitor in a reasonable manner, and at the cost of such Indemnitor, in presenting any subrogated right, defense or claim.

SECTION 7.8.        Release of Escrow Funds. While the specific provisions relating to distribution and release of the Escrow Fund shall be set forth in the Escrow Agreement, it is understood and agreed that subject to the terms and conditions of the Escrow Agreement, on the first Business Day following the date that is eighteen (18) months from the Closing Date (the “Escrow Termination Date”), there shall be automatically released from the Escrow Fund and delivered to the Seller, an amount equal to the following: (i) the amount of the Escrow Fund remaining in escrow as of the Escrow Termination Date, minus (ii) the sum of all amounts, if any, that as of the Escrow Termination Date are required to be retained in the Escrow Fund to secure satisfaction of then-pending indemnification claims pursuant to the terms of the Escrow Agreement.

SECTION 7.9.        Sole Remedy. Except as provided under Sections 10.7(b) or 2.5, except as provided in any other Transaction Agreement, and except in the case of any Fraud, if the Closing occurs, the parties' sole and exclusive monetary remedy following the Closing with respect to any and all claims arising out of or related to the transactions contemplated by this Agreement shall be pursuant to the provisions set forth in this Article VII or Article VIII, as applicable.

ARTICLE VIII
TAX MATTERS

SECTION 8.1.        Indemnification for Taxes.

(a)    Seller shall indemnify and hold harmless the Buyer Indemnified Persons from any and all Indemnifiable Losses to the extent arising out of the following:

(i)    Taxes of or with respect to the Companies for all Pre-Closing Tax Periods, except to the extent of any accrued liability for Taxes taken into account in the calculation of the Final Adjustment Amount;

(ii)    any liability for Taxes of any Person other than the Companies pursuant to any provision of joint and several liability under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local, or foreign law) with respect to any affiliated, consolidated, combined, or unitary group of which the Companies were members prior to the Closing, under any contract (including any agreement relating to the sharing, allocation or payment of, or indemnity for, Taxes) entered into prior to the Closing or by operation of law with reference to a pre-Closing event or action;

(iii)    any income Taxes imposed on Seller or the Seller Group relating to the sale of the Companies;

(iv)    any amount payable after the Closing Date, as a Tax or otherwise, as a result of either Company's being party to any Tax Sharing Agreement;

(v)    Seller's share of any Conveyance Taxes pursuant to Section 8.4;

(vi)    any breach of a representation or warranty contained in Section 3.12; and

(vii)    any breach or nonfulfillment of any agreement or covenant of Seller under Section 5.1(a)(xx) or this Article VIII.

(b)    Buyer shall indemnify and hold harmless the Seller Indemnified Persons from any and all Indemnifiable Losses to the extent arising out of the following:

(i)    Taxes of or with respect to the Companies for all Post-Closing Tax Periods;

(ii)    Buyer's share of any Conveyance Taxes pursuant to Section 8.4; and

(iii)    any breach or nonfulfillment of any agreement or covenant of Buyer under this Article VIII.

(c)    For purposes of this Agreement, Taxes for a Straddle Period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in the following manner:

(i)    in the case of Taxes based on or measured by income, gain, or receipts, or related to the actual or deemed sale or transfer of property, or which are withholding Taxes, such Taxes shall be allocated based on an interim closing of the books as of the Closing Date; and

(ii)    in the case of Taxes calculated on a periodic basis, the portion of such Taxes allocable to the Pre-Closing Tax Period shall be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

SECTION 8.2.        Filing of Tax Returns.

(a)    (i)    Seller shall prepare and timely file, or cause to be prepared and timely filed, all Consolidated Returns that include Seller and the Companies, regardless of when such Tax Returns are required to be filed. Seller shall pay all Taxes with respect to such Tax Returns within the time and in the manner prescribed by Applicable Law.

(ii)    Seller shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns for either of the Companies for taxable periods that end on or before the Closing Date and are required to be filed prior to the Closing Date (taking into account any extensions) other than Tax Returns described in Section 8.2(a)(i). Seller shall pay all Taxes with respect to such Tax Returns within the time and in the manner prescribed by Applicable Law.

(iii)    From and after the Closing, Buyer shall cause the Companies to provide Seller and its Affiliates in a timely fashion in accordance with past practice all filing information relating to the Companies necessary for the preparation and filing of the Consolidated Returns.

(b)    Buyer shall prepare and timely file, or cause to be prepared and timely filed, Tax Returns for the Companies for taxable periods that end on or before the Closing Date are not described in Section 8.2(a) and for any Straddle Period. Straddle Period Tax Returns shall be prepared in a manner consistent with the positions taken, and with accounting methods used, on the Tax Returns filed by or with respect to the Companies prior to the date on which the Closing occurs, unless otherwise required by Applicable Law or agreed by Seller and Buyer. Buyer shall deliver any such Tax Return to Seller for Seller's review at least forty-five (45) days (or, in the case of premium Tax Returns, ten (10) days) prior to the date such Tax Return is required to be filed and shall accept all reasonable comments of Seller in respect of such Tax Returns. To the extent consistent with Applicable Law, Buyer shall, or shall cause the Companies to, file all Tax Returns for any Straddle Period on the basis that the relevant Tax period ended as of the Closing Date, unless the relevant Tax Authority will not accept a Tax Return filed on that basis. Buyer shall pay all Taxes with respect to all Tax Returns described in this Section 8.2(b) within the time and in the manner prescribed by Applicable Law, and Seller shall remit to Buyer within ten (10) days of Buyer's demand therefor Seller's allocable share of such Taxes as determined under Section 8.1(a).

(c)    Buyer shall prepare and timely file, or cause the Companies to prepare and timely file, all Tax Returns required to be filed by or with respect to the Companies for any Tax period beginning after the Closing Date.

(d)    Except to the extent otherwise required by Applicable Law, Buyer shall not, and shall not permit any of its Affiliates to, without the prior written consent of Seller, which consent may not be unreasonably withheld, conditioned or delayed, amend any Tax Returns of the Companies relating in whole or in part to a Pre-Closing Tax Period.

SECTION 8.3.        Tax Refunds.

(a)    Except as described in Section 8.3(b), any Tax refund, credit, or similar benefit (including any interest paid or credited with respect thereto) (a “Tax Refund”) relating to the Companies for Taxes paid for any Pre-Closing Tax Period shall be the property of Seller except to the extent such Tax Refund was included as a tax receivable or item included in a tax payable and taken into account in calculating the Final Adjustment Amount. If received by Buyer or the Companies, Buyer shall, or shall cause the Companies to, pay such Tax Refund promptly to Seller. In the event that any such Tax Refund is subsequently contested by any Tax Authority, such contest shall be handled in accordance with the procedures in Section 7.5. Any additional Taxes owed resulting from the contest shall be indemnified in accordance with Section 8.1.

(b)    Notwithstanding Section 8.3(a), any Tax Refund received by the Companies or Seller (or any member of the Seller Group), to the extent such Tax Refund was taken into account in calculating the Final Adjustment Amount, will be the property of Buyer. If received by Seller (or any member of the Seller Group), Seller shall, or shall cause such member to, pay such Tax Refund promptly to Buyer. In the event that any such Tax Refund is subsequently contested by any Tax Authority, the parties shall handle such contest in accordance with the procedures in Section 7.5. Any additional Taxes owed resulting from the contest shall be indemnified in accordance with Section 8.1.

SECTION 8.4.        Conveyance Taxes. Buyer or Seller, as appropriate, shall execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to any sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar Taxes (“Conveyance Taxes”) which become payable in connection with the purchase of Shares by Buyer or the consummation of any of the other transactions contemplated by this Agreement and shall file such applications and documents as shall permit any Conveyance Taxes to be assessed and paid. Buyer and Seller shall cooperate to timely prepare all necessary Tax Returns and other documentation with respect to all such Conveyance Taxes, including any claim for exemption or exclusion from the application or imposition of any Conveyance Taxes. Each party shall file any Tax Returns required to be filed by it under applicable Law in connection with such Conveyance Taxes. Any Conveyance Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement shall be shared equally between Seller and Buyer, and the party not responsible for filing a Tax Return with respect to such Conveyance Taxes shall remit fifty percent (50%) of the Taxes shown on such Tax Return, payable to the appropriate taxing authority, within ten (10) days of demand therefor from the filing party.

SECTION 8.5.        Tax Audits and Cooperation.

(a)    Seller or Buyer, as the case may be, shall notify such other party within fifteen (15) days after receipt by such first party or any of its Affiliates of written notice of any pending federal, state, local, or foreign Tax audit or examination or notice of deficiency or other adjustment, assessment or redetermination relating to Taxes (“Tax Matters”) for which such other party or its Affiliates may be responsible under Section 8.1.

(b)    Seller shall have the sole right to control, contest, resolve and defend against any Tax Matters relating to Taxes of either Company for which Seller is obligated to indemnify Buyer under Section 8.1; provided, that Seller shall keep Buyer reasonably informed on an ongoing basis with respect to issues affecting either Company and; also provided, that Seller shall not pay, discharge, settle compromise, litigate, or otherwise dispose (collectively, “dispose”) of any item subject to such Tax proceedings with respect to any Taxes that will adversely affect Buyer or any of its Affiliates without obtaining the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. Seller may elect to forgo control of any Tax proceeding that it is entitled to control pursuant to this Section 8.5(b), and shall notify Buyer if Seller elects to forgo such control. In that event (i) Buyer shall control the conduct of such Tax proceeding, but shall afford Seller and its Tax advisors a reasonable opportunity to participate (at Seller's expense) in the conduct of such Tax proceeding, including, without limitation, the right to participate in conferences with all Tax Authorities and submit pertinent material in support of the Seller's position and (ii) Seller shall be responsible for any reasonable fees and other out-of-pocket costs (including reasonable outside professional fees and costs) incurred in contesting any Tax proceeding.

(c)    Seller and Buyer shall provide each other with such cooperation and information as either of them or their respective Affiliates may reasonably request of the other in filing any Tax Return, amended Tax Return or claim for Tax Refund, or other Tax Matter. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Tax Authorities. Each party shall and shall cause its Affiliates to make its employees available on a basis mutually convenient to both parties to provide explanation of any documents or information provided hereunder. Each of Seller and Buyer shall retain all Tax Returns, schedules and work papers, records and other documents in its possession related to Tax Matters for the first Post-Closing Tax Period and for all Pre-Closing Tax Periods until the later of (i) the expiration of the statute of limitations of the Tax period to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified in writing of such extensions for the respective Tax periods, or (ii) three years following the due date (without extensions) for such Tax Returns. The parties shall keep any information obtained under this Section 8.5(c) confidential except as otherwise may be necessary in connection with the filing of Tax Returns or claims for Tax Refunds or in conducting an audit or as otherwise may be required by Applicable Law or the rules of any stock exchange.

SECTION 8.6.        Miscellaneous.

(a)    Seller and Buyer agree to treat all payments (other than interest on a payment) made by either of them to or for the benefit of the other or the other's Affiliates or the Companies under this Article VIII and under other indemnity provisions of this Agreement as adjustments to the Purchase Price for Tax purposes to the extent permissible under Applicable Law.

(b)    Notwithstanding any provision in this Agreement to the contrary, the representations and warranties of Seller in Section 3.12 and the obligations of Seller to indemnify and hold harmless the Buyer Indemnified Persons and of Buyer to indemnify and hold harmless the Seller Indemnified Persons pursuant to this Article VIII shall terminate on the later of the expiration of the applicable statute of limitations (taking into account any applicable extensions or tollings thereof) with respect to the Taxes or Tax liabilities in question or sixty (60) days after the final administrative or judicial determination of such Taxes or Tax liabilities, except for any indemnity obligations as to which a claim has been made before the expiration of the applicable period.

(c)    At Buyer's option, Seller and Buyer shall timely make or shall cause the appropriate persons to timely make, joint elections (collectively, the “Section 338(h)(10) Elections”) with respect to the purchase of the stock of the Companies under (i) Section 338(h)(10) of the Code and (ii) any analogous election with respect to state, local, or foreign income Taxes, to the extent that such election is separately available, in each state, local, and foreign jurisdiction where the Companies currently file income Tax Returns. If the Section 338(h)(10) Elections are made, (I) Seller and Buyer shall report (or shall cause an appropriate person to report), in connection with the determination of Taxes, the purchase of the stock of the Companies in a manner consistent with the Section 338(h)(10) Elections and the Agreed Allocation (as defined in Section 8.6(d)) and (II) each of Seller and Buyer shall file (and cause their respective Affiliates to file) all Tax Returns (including the Section 338(h)(10) Election forms and any statements, forms, and schedules in connection therewith in a manner consistent with the Agreed Allocation, unless, and then only to the extent, required to do so pursuant to a determination as defined in Section 1313(a) of the Code (and any comparable provisions of state, local or foreign Tax law).

(d)    As soon as practicable after the Closing Date, but in no event later than 150 days after the Closing Date, Buyer shall deliver to Seller a written notice setting forth (with reasonable specificity) (i) Buyer's good faith calculation of the aggregate deemed sales price (“ADSP”) and the allocation thereof between the Companies and among the assets of the Companies in accordance with the principles of the applicable Treasury Regulations (“Buyer's Allocation”). Within 30 days after receipt thereto, Seller shall deliver to Buyer written notice indicating whether Seller disagrees with the Buyer's Allocation. If the Seller agrees with the Buyer's Allocation or if the Seller fails to deliver such written notice within such 30 days, the Buyer's Allocation shall constitute the agreed upon allocation (the “Agreed Allocation”). If Seller provides timely written notice to Buyer of any disagreement with the Buyer's Allocation, the parties shall negotiate in good faith to determine the Agreed Allocation. If they do not reach agreement within 30 days after commencing negotiations, the parties shall submit the items in dispute to a mutually agreed upon nationally recognized accounting firm to resolve the dispute in a manner utilizing substantially the same dispute resolution protocols and procedures as are described in Section 2.5(c)(v) through (vii) herein. The accountant's determination shall be final, binding and conclusive on the parties and shall be treated as the Agreed Allocation. Any expenses related to the engagement of the accountant shall be shared equally by the parties.

(e)    Except as otherwise provided in or contemplated by the Transition Services Agreement, all Tax Sharing Agreements between either Company, on the one hand, and the Seller or an Affiliate of Seller, on the other hand, shall be amended or terminated as of the Closing Date, such that, after the Closing Date, neither Company shall be bound thereby or have any obligation or liability thereunder; provided, that, for the avoidance of doubt, this Section 8.6 shall not apply to the obligations of the Buyer or the Seller under this Agreement. Notwithstanding the foregoing, as soon as is practicable after the Closing Date, each Company shall make a calculation under any Tax Sharing Agreement of its allocation of consolidated income taxes for the taxable year that ends on the Closing Date. For purposes of this calculation, notwithstanding anything to the contrary in any Tax Sharing Agreement, items of income, gain, loss, deduction, expense, and credits of each Company shall be determined on the basis of an interim closing of the books for the Pre-Closing Tax Period. To the extent either Company has a liability under any Tax Sharing Agreement, such Company shall make a final payment under the Tax Sharing Agreement equal to the amount so determined. To the extent a Company is entitled to payment under any Tax Sharing Agreement, the Seller shall make, or shall cause to be made, a final payment to such Company equal to the amount so determined. Such amounts shall be payable as soon as reasonably practicable after the Closing Date.

ARTICLE IX
TERMINATION PRIOR TO CLOSING

SECTION 9.1.        Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

(a)    by Seller or Buyer in writing, if there shall be any order, injunction or decree of any Governmental Entity that prohibits or restrains any party from consummating the transactions contemplated hereby, and such order, injunction or decree shall have become final and non-appealable, unless the fact that such order, injunction or decree has become final and non-appealable has been principally caused by a material breach of this Agreement by the party seeking to terminate this Agreement;

(b)    by Seller or Buyer in writing, if the Closing has not occurred on or prior to March 31, 2019 (as it may be extended, the “Outside Date”), unless the failure of the Closing to occur has been principally caused by a material breach of this Agreement by the party seeking to terminate this Agreement;

(c)    by either Seller or Buyer (but only so long as Seller or Buyer, as applicable, is not in material breach under this Agreement) in writing, if a breach of any provision of this Agreement that has been committed by the other party would cause the failure of any mutual condition to Closing or any condition to Closing for the benefit of the non-breaching party and such breach is not capable of being cured by the Outside Date or is not cured within twenty (20) calendar days after the breaching party receives written notice from the non-breaching party that the non-breaching party intends to terminate this Agreement pursuant to this Section 9.1(c); or

(d)    by mutual written consent of Seller and Buyer.

SECTION 9.2.        Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become null and void and of no further force and effect without liability of either party (or any Representative of such party) to the other party to this Agreement; provided, that no such termination shall relieve a party from liability for any material breach of this Agreement occurring prior to such termination. Notwithstanding the foregoing, Section 1.1, Section 5.5, this Section 9.2 and Article X shall survive termination hereof pursuant to Section 9.1.

ARTICLE X
GENERAL PROVISIONS

SECTION 10.1.    Fees and Expenses. Except for any reimbursement of Transaction Expenses that may be awarded as damages in any action, suit or proceeding arising out of this Agreement or the other Transaction Agreements, each party shall, except as otherwise provided in this Agreement or the other Transaction Agreements, pay its own Transaction Expenses incident to preparing for, entering into and carrying out the Transaction Agreements and the consummation of the transactions contemplated thereby including, in the case of Buyer, any broker's or similar fees and other commissions to Merger & Acquisition Capital Services, LLC.

SECTION 10.2.    Notices. All notices, requests, claims, demands and other communications under this Agreement must be in writing and must be delivered by courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as is specified by like notice):

(a)    if to Buyer:

National Western Life Group, Inc.
10801 N. Mopac Expressway, Building 3
Austin, TX 78759-5415
Attention: Rey Perez

with a copy (which shall not constitute notice) to:

Eversheds Sutherland (US) LLP
999 Peachtree Street, NE
Atlanta, GA 30309
Attention: B. Scott Burton

(b)    if to Seller:

CNS Corporation
500 East Ninth Street
Kansas City, MO 64106
Attention: Dave Melton

with a copy (which shall not constitute notice) to:

Stinson Leonard Street LLP
1201 Walnut, Suite 2900
Kansas City, MO 64106
Attention: James W. Allen

Notice given by courier shall be effective upon actual receipt.
SECTION 10.3.    Interpretation. When a reference is made in this Agreement to a Section, Exhibit, Annex or Schedule, such reference is to a Section of, or an Exhibit, Annex or Schedule to, this Agreement unless otherwise indicated. Any fact or item disclosed in any section of each of the Buyer Disclosure Schedule and Seller Disclosure Schedule is deemed disclosed in all other sections of such Disclosure Schedule to the extent the applicability of such fact or item to such other section of such Disclosure Schedule is reasonably apparent. Disclosure of any item in the Buyer Disclosure Schedule or the Seller Disclosure Schedule, as the case may be, is not deemed an admission that such item represents a material item, fact, exception of fact, event or circumstance or that the occurrence or non-occurrence of any change or effect related to such item would have, or would, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect. From time to time prior to the Closing, each of Buyer and Seller shall have the right (but not the obligation) to supplement or amend its Disclosure Schedule with respect to any matter hereafter arising or of which it becomes aware after the date hereof (each a “Schedule Supplement”); provided that any disclosure in any such Schedule Supplement shall be for informational purposes only and shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Article VI have been satisfied. The table of contents, articles, titles and headings contained in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” Whenever the singular is used herein, the same includes the plural, and whenever the plural is used herein, the same includes the singular, where appropriate. Whenever the word “Dollars” or the “$” sign appears in this Agreement, they mean United States Dollars, and all transactions under this Agreement are in United States Dollars. This Agreement has been fully negotiated by the parties hereto and may not be construed by any Governmental Entity against either party by virtue of the fact that such party was the drafting party.

SECTION 10.4.    Entire Agreement; Third Party Beneficiaries. This Agreement (including all exhibits, annexes and schedules hereto), the Confidentiality Agreement and the other Transaction Agreements constitute the entire agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter of this Agreement. Except as set forth in Articles VII and VIII with respect to the Buyer Indemnified Persons and the Seller Indemnified Persons, nothing in this Agreement, express or implied, is intended or may be construed to confer upon any Person other than the parties any right, remedy or claim under or by reason of this Agreement.

SECTION 10.5.    Governing Law. This Agreement and any dispute arising hereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, govern this Agreement, the other Transaction Agreements and any disputes arising hereunder or thereunder.

SECTION 10.6.    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, delegated or otherwise transferred in whole or in part, by operation of law or otherwise (other than following the Closing by operation of law in a merger), by either party without the prior written consent of the other party, and any such assignment that is not consented to shall be null and void; provided, that without the consent of Seller, Buyer may transfer or assign, in whole or from time to time in part, to NWLG, the rights to purchase N.I.S., provided that no such transfer or assignment will relieve the Buyer of its obligations hereunder, including any payment obligations. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 10.7.    Jurisdiction; Enforcement.

(a)    Each of the parties hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any court of the United States or any state court, which in either case is located in the State of Delaware (each, a “Delaware Court”) for purposes of enforcing this Agreement or determining any claim arising from or related to the transactions contemplated by this Agreement. In any such action, suit or other proceeding, each of the parties irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claim that it is not subject to the jurisdiction of any such Delaware Court, that such action, suit or other proceeding is not subject to the jurisdiction of any such Delaware Court, that such action, suit or other proceeding is brought in an inconvenient forum or that the venue of such action, suit or other proceeding is improper; provided, that nothing set forth in this sentence shall prohibit any of the parties hereto from removing any matter from one Delaware Court to another Delaware Court. Any final and unappealable judgment against a party in connection with any action, suit or other proceeding will be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment will be conclusive evidence of the fact and amount of such award or judgment. Any process or other paper to be served in connection with any action or proceeding under this Agreement shall, if delivered or sent in accordance with Section 10.2, constitute good, proper and sufficient service thereof.

(b)    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Without the necessity of posting bond or other undertaking, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Agreement, this being in addition (subject to the terms of this Agreement) to any other remedy to which such party is entitled at law or in equity. In the event that any Action is brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives any defense or counterclaim, that there is an adequate remedy at law.

(c)    EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.

SECTION 10.8.    Severability; Amendment; Modification; Waiver.

(a)    Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein. This Agreement may be amended or a provision hereof waived only by a written instrument signed by each of Buyer and Seller.

(b)    No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

SECTION 10.9.    Certain Limitations.

(a)    Notwithstanding anything to the contrary contained herein, the other Transaction Agreements, the Seller Disclosure Schedule or any of the Schedules, Annexes or Exhibits hereto or thereto, Buyer acknowledges and agrees that neither Seller nor any of its Affiliates (including the Companies), nor any other Person, makes or has made, and Buyer has not relied on, any representation or warranty or covenant to Buyer, oral or written, express or implied, other than as expressly set forth in this Agreement, any certificate delivered by Seller pursuant to this Agreement or contained in any of the other Transaction Agreements. Buyer further acknowledges that it has conducted its own independent investigation of the operations and business of the Companies.

(b)    Notwithstanding anything to the contrary contained in this Agreement, the other Transaction Agreements, the Buyer Disclosure Schedule or any of the Schedules, Annexes or Exhibits hereto or thereto, Seller acknowledges and agrees that neither Buyer nor any of its Affiliates, nor any other Person, makes or has made, and Seller has not relied on, any representation or warranty to Seller, oral or written, express or implied, other than as expressly set forth in Article IV or any certificate delivered by Buyer pursuant to this Agreement.

SECTION 10.10.    Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other parties. Each party may deliver its signed counterpart of this Agreement to the other parties by means of electronic mail or any other electronic medium utilizing image scan technology, and such delivery will have the same legal effect as hand delivery of an originally executed counterpart.

SECTION 10.11.    No Recourse. This Agreement may only be enforced against, and any claim or cause of action arising out of this Agreement may only be brought against, the Persons who are identified herein as parties hereto, in each case solely to the extent of each such Person's express obligations hereunder and no former, current or future Affiliate of such Person or of any of the parties hereto, and no former, current or future director, officer, employee, agent, representative or any Affiliate of any of the foregoing (collectively, the “Related Parties”) shall have any liability solely as a result of holding such position or relationship, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law, for any obligations or liabilities of a party hereto for any claim based on, in respect of, or by reason of this Agreement or any other Transaction Agreement, document or instrument delivered pursuant to this Agreement (whether in tort, contract or otherwise) or in respect of any oral representations made or alleged to be made in connection herewith, and no party hereto and their respective Affiliates shall have any rights of recovery in respect hereof against any Related Party and no personal liability shall attach to any Related Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other Applicable Law, or otherwise.

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IN WITNESS WHEREOF, Seller and Buyer have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

CNS CORPORATION

By: /S/ James T. Emerson
Name: James T. Emerson
Title: Vice President

NATIONAL WESTERN LIFE
INSURANCE COMPANY

By: /S/ K. Kennedy Nelson
Name: K. Kennedy Nelson
Title: President and Chief Operating Officer

[Signature Page to Stock Purchase Agreement]